                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   Celanese AG
                       (Name of Subject Company (issuer))


                  Blackstone Capital Partners (Cayman) IV L.P.
                         BCP Luxembourg Holdings S.ar.l.
                      BCP Crystal Acquisition GmbH & Co. KG
                      (Names of Filing Persons (Offerors))

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                                    Chinh Chu
                      BCP Crystal Acquisition GmbH & Co. KG
                          c/o The Blackstone Group L.P.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000

                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)


                            Calculation of Filing Fee

---------------------------------------- ---------------------------------------
Transaction valuation*                                   Amount of filing fee

Not applicable                                                 Not applicable
---------------------------------------- ---------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                [x]   third-party tender offer subject to Rule 14d-1.
                [ ]   issuer tender offer subject to Rule 13e-4.
                [ ]   going-private transaction subject to Rule 13e-3.
                [ ]   amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The following is the Schedule 13D filed by BCP Crystal Acquisition GmbH & Co. and other joint filers on December 24, 2003, which is being filed under cover of Schedule TO as a preliminary communication made before the commencement of the tender offer because it was made available on the web site established by BCP Crystal Acquisition GmbH & Co., in accordance with German law, for the publication of information and documents in connection with its intended tender offer to acquire the shares of Celanese AG. The web site can be found at http://www.tbg-cag.de.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                   CELANESE AG
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                          ORDINARY SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    D1497A101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                    CHINH CHU
                              THE BLACKSTONE GROUP
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (212) 583-5000


                                    COPY TO:


                           WILLIAM R. DOUGHERTY, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                DECEMBER 15, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF A FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.24013D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                                                    --------------------------------
                                                                                                           Page 1 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Crystal Acquisition GmbH & Co. KG
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          BK, OO

--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING
        PERSON                            14,400,000*
         WITH           -------- ---------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER



                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER


                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON


                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 2 of 35 pages
                                                --------------------------------

     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 3 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Acquisition GmbH & Co. KG
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------

                           7     SOLE VOTING POWER

      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
----------------------- -------- ---------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

                                               --------------------------------
                                                       Page 4 of 35 pages
                                               --------------------------------



     constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 5 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Holdings GmbH
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to

                                                --------------------------------
                                                       Page 6 of 35 pages
                                                --------------------------------



     constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 7 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Management GmbH
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Germany
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER


--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 8 of 35 pages
                                                --------------------------------

     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 9 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BCP Luxembourg Holdings S.ar.l.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Luxembourg
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   OO
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                        Page 10 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 11 of 35 pages
                                                                                                    --------------------------------

-----------------------------------------

CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners (Cayman) IV L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             13,896,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        ------- ----------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          13,896,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   13,896,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   28.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 12 of 35 pages
                                                --------------------------------





     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 13 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Capital Partners (Cayman) IV-A L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           216,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          216,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   216,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.4%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                               --------------------------------
                                                      Page 14 of 35 pages
                                               --------------------------------




     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 15 of 35 pages
-----------------------------------------                                                           --------------------------------
                                                                                                    CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Family Investment Partnership (Cayman) IV-A L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                   Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           288,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          288,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   288,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.6%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 16 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                           Page 17 of 35 pages
----------------------------------------                                                           --------------------------------
CUSIP NO. D1497A101
----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Management Associates (Cayman) IV L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]



--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


                    Cayman Islands B.W.I.
--------- --------------------------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   PN
--------- --------------------------------------------------------------------------------------------------------------------------


* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                       Page 18 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 19 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone LR Associates (Cayman) IV Ltd.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                          (b) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands B.W.I.
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER


      NUMBER OF         -------- ---------------------------------------------------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH                             14,400,000*
      REPORTING         -------- ---------------------------------------------------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH

                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   CO
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 20 of 35 pages
                                                --------------------------------



     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 21 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (A) [ ]
                                                                                                                           (B) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 22 of 35 pages
                                                --------------------------------




     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                                                                    --------------------------------
                                                                                                                 Page 23 of 35 pages
                                                                                                    --------------------------------
-----------------------------------------
CUSIP NO. D1497A101
-----------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (A) [ ]
                                                                                                                          (B) [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          BK, OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
----------------------- -------- ---------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

      NUMBER OF
        SHARES          -------- ---------------------------------------------------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH
      REPORTING                           14,400,000*
        PERSON          -------- ---------------------------------------------------------------------------------------------------
         WITH              9     SOLE DISPOSITIVE POWER


                        -------- ---------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,400,000*
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.2%**
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- --------------------------------------------------------------------------------------------------------------------------

* Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the KPC Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary

                                                --------------------------------
                                                      Page 24 of 35 pages
                                                --------------------------------





     shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of September 30, 2003 (which excludes Ordinary Shares held in treasury), based on Celanese's quarterly results report filed with the SEC on Form 6-K for the quarter ended September 30, 2003.

                                                --------------------------------
                                                      Page 25 of 35 pages
                                                --------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares ("Ordinary Shares") of Celanese AG, a German stock corporation (the "Company"). The principal executive offices of the Company are located at Frankfurter Strasse 111, 61476 Kronberg/Ts, Germany.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by:

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership ("BCP Crystal"),

     (ii) BCP Management GmbH, a German limited liability company ("BCP Management"), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership ("BCP Acquisition"), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company ("BCP Holdings"), the sole equity holder of BCP Acquisition;

     (v) BCP Luxembourg Holdings S.ar.l., a Luxembourg societe a responsabilite limitee (limited liability company) ("BCP Luxembourg" and, together with BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings, the "BCP Acquisition Entities"), the sole equity holder of BCP Management;

     (vi) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership ("BCP IV"), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership ("BCP IV-A") and Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership ("BFIP" and, together with BCP IV and BCP IV-A, the "Blackstone Partnerships"), which collectively own all of the equity in BCP Luxembourg;

     (vii) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership ("BMA"), in its capacity as the general partner of the Blackstone Partnerships;

     (viii) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company ("Blackstone LR"), in its capacity as general partner of BMA;

     (ix) Mr. Peter G. Peterson; and

     (x) Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

         Each of the BCP Acquisition Entities was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of BCP Crystal, BCP

                                                --------------------------------
                                                      Page 26 of 35 pages
                                                --------------------------------

Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg.

         The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman.

         Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and the controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

         During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The BCP Acquisition Entities estimate that the total amount of funds required to purchase all of the outstanding Ordinary Shares of the Company pursuant to the Tender Offer referred to in item 4 below, refinance certain existing debt of the Company and its subsidiaries, and make certain payments relating to pension obligations will be approximately (euro)2.9 billion, including related fees and expenses. The BCP Acquisition Entities currently expect that this amount will be funded by approximately (euro)690 million in common equity and (euro)2.18 billion in credit facilities (the "Credit Facilities"). The BCP Acquisition Entities currently expect the Credit Facilities to comprise approximately (euro)540 in senior secured term facilities (the "Term Facilities"), (euro)355 in a senior secured bridge facility (the "Bridge A Facility"), (euro)720 in a senior subordinated secured bridge facility (the "Bridge B Facility") and (euro)565 in a senior subordinated unsecured bridge facility (the "Bridge C Facility" and, together with the Bridge A Facility and the Bridge B Facility, the "Bridge Facilities"). The Blackstone Partnerships and their affiliates expect to provide at least a majority of the common equity and anticipate securing commitments for the remainder of the common equity from other private equity investors. The BCP Acquisition Entities have obtained commitments from Morgan Stanley Senior Funding Inc., Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG Cayman Islands Branch,

                                                --------------------------------
                                                      Page 27 of 35 pages
                                                --------------------------------


Deutsche Bank Securities Inc. and Deutsche Bank AG, London Branch with respect to the Credit Facilities pursuant to commitment letters, dated December 15, 2003 (the "Commitment Letters"). The Commitment Letters are attached as Exhibits 6, 7 and 8 to this Schedule 13D. The BCP Acquisition Entities currently expect that the term of the Term Facilities will be seven years and that the term of the Bridge Facilities will be ten years. The BCP Acquisition Entities expect that the Credit Facilities will accrue interest at a rate per annum based on LIBOR or EURIBOR plus a spread (the "Spread"). The BCP Acquisition Entities currently expect that the Spread with respect to the Term Facilities will be 2.75%. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge A Facility will initially be 5.50%, subject to quarterly increases and an interest rate cap of 10.00% per annum. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge B Facility will initially be 8.00%, subject to quarterly increases and an interest rate cap of 14.00% per annum. The BCP Acquisition Entities currently expect that the Spread with respect to the Bridge C Facility will initially be 10.00%, subject to quarterly increases and an interest rate cap of 15.00% per annum. The BCP Acquisition Entities may refinance the Bridge A Facility, Bridge B Facility and Bridge C Facility with the issuance of debt securities. The BCP Acquisition Entities anticipate negotiating and executing definitive loan documents with their lenders before commencing the Tender Offer. The BCP Acquisition Entities expect that the material terms of such loan documents will be set forth in their Tender Offer materials. The Tender Offer will not be conditioned upon the BCP Acquisition Entities' ability to finance the purchase of Ordinary Shares pursuant to the Tender Offer.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response to Item 3 is hereby incorporated by reference.

         On December 13, 2003, Blackstone Management Associates IV, L.L.C., on behalf of the Blackstone Partnerships and other affiliated funds, submitted a letter to the Company (the "Proposal Letter") outlining a proposal to proceed with a tender offer for all of the registered Ordinary Shares of the Company (the "Tender Offer"). A copy of the Proposal Letter is attached as Exhibit 2 to this Schedule 13D.

         On December 14, 2003, the Company replied by letter and indicated that, if the tender offer document as published met the terms and conditions expressed in the Proposal Letter, the Company's management board would publicly support the Tender Offer, and would not withdraw such support except in connection with a superior competing offer. The Company also agreed that it would not solicit or encourage any competing offers, would facilitate the Tender Offer and would not tender into the Tender Offer any of the Ordinary Shares held in the Company's treasury. A copy of this letter from the Company is attached as Exhibit 4 to this Schedule 13D.

         On December 15, 2003, BCP Crystal and Kuwait Petroleum Corp. ("KPC") entered into a letter agreement (the "KPC Agreement"), pursuant to which, among other things, KPC has agreed (1) to tender into the Tender Offer all of the Ordinary Shares of the Company held by KPC, (2) not to transfer any of its Ordinary Shares of the Company other than pursuant to the Tender Offer and (3) not to support competing transactions or certain frustrating actions, in each case subject to the terms and conditions of the KPC Agreement. Approximately 29.2% of

                                                --------------------------------
                                                      Page 28 of 35 pages
                                                --------------------------------


the total outstanding Ordinary Shares are covered by the KPC Agreement (excluding Ordinary Shares held in treasury).

         On December 16, 2003, BCP Crystal announced its decision to commence the Tender Offer.

         The BCP Acquisition Entities expect to commence the Tender Offer following the filing of required tender offer documentation (the "Offer Document") with, and approval of the Offer Document by, the German Supervisory Authority for Financial Services. The BCP Acquisition Entities expect that the Tender Offer will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer, Ordinary Shares equal to at least 85% of all outstanding Ordinary Shares (excluding treasury shares), (ii) the absence of any material adverse change with respect to the Company and (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, the receipt of approval from the antitrust authorities in the European Union and other antitrust and regulatory approvals. It is expected that the Tender Offer will also be subject to other conditions, as set forth under "Conditions" in the Offer Term Sheet attached as Exhibit 3 to this Schedule 13D. However, the conditions described in this Schedule 13D and the Offer Term Sheet remain subject to the approval of the German Supervisory Authority for Financial Services. The Offer Document will also be filed with, and subject to review by, the United States Securities and Exchange Commission.

         The purpose of the Tender Offer is to acquire control of, and at least 85% of the equity interest in, the Company. The BCP Acquisition Entities aim to ultimately acquire 100% of the equity interest in the Company. Following completion of the Tender Offer and depending on the level of acceptance, the Reporting Persons' intention would be to take appropriate steps to: (i) enter into a domination and/or profit-transfer agreement with the Company, which would permit BCP Crystal to issue directions to the management of the Company and would permit the pooling of profits among the Company and BCP Crystal; (ii) seek a shareholder resolution to transfer the remainder of the outstanding Ordinary Shares to BCP Crystal through a "squeeze-out" transaction under German law;
(iii) apply for a revocation of admission of the Ordinary Shares to the Frankfurt Stock Exchange and pursue, if available, a delisting of the Ordinary Shares from the New York Stock Exchange; and (iv) if permitted under applicable law, seek to terminate the registration of the Ordinary Shares pursuant to
Section 12(g)(4) of the Exchange Act. Depending on the outcome of these steps, the BCP Acquisition Entities might seek to influence or change the Company's dividend policy as well as its capital structure.

         The Reporting Persons also expect to support restructuring efforts with the Company's Chemical Intermediates segment, including the Company's previously announced sale of its Acrylates business, and would expect to endorse ongoing restructuring plans in the Company's Ticona segment; however, the Reporting Persons do not have specific plans or proposals with respect to these actions. The Reporting Persons also expect to support the Company's decision to review alternatives for its Nutrinova segment, including joint ventures or a partial or full sale.

         Other than as described above and in the Proposal Letter, none of the Reporting Persons or any of the persons listed on Schedule 1 have any plans or proposals that relate to or

                                                --------------------------------
                                                      Page 29 of 35 pages
                                                --------------------------------


would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

         References to, and descriptions of, the KPC Agreement, the Offer Term Sheet and the Proposal Letter in this Item 4 are qualified in their entirety by this reference to the KPC Agreement, the Offer Term Sheet and the Proposal Letter, copies of which are filed as Exhibits 5, 3 and 2, respectively, to this
Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The information contained on the cover pages of this
Schedule 13D is incorporated herein by reference. For the purpose of Rule 13d-3 promulgated under the Exchange Act, BCP Crystal, by entering into the KPC Agreement with KPC, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 14,400,000 Ordinary Shares, representing approximately 29.2% of the total outstanding Ordinary Shares (excluding treasury shares).

         BCP Management, as the general partner of BCP Crystal, and BCP Acquisition, as the holder of all equity interests in BCP Crystal, have shared power to vote and dispose of securities held by BCP Crystal and may therefore have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BCP Holdings, as the holder of all equity interests in BCP Acquisition, has the power to vote and dispose of securities held by BCP Acquisition, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BCP Luxembourg, as the holder of all equity interests in BCP Management and BCP Holdings, has the power to vote and dispose of securities held by BCP Management and BCP Holdings, and therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         The Blackstone Partnerships, as the holders of the equity interests in BCP Luxembourg, have shared power to vote and dispose of securities held by BCP Luxembourg. The Blackstone Partnerships therefore may be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         BMA, as the general partner of the Blackstone Partnerships, has the power to vote and dispose of securities held by the Blackstone Partnerships. BMA may therefore be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Blackstone LR, as the general partner of BMA, has the power to vote and dispose of securities held by BMA. Blackstone LR may therefore be deemed to indirectly control BCP

                                                --------------------------------
                                                      Page 30 of 35 pages
                                                --------------------------------


Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Messrs. Peterson and Schwarzman have shared power to vote and dispose of securities held by Blackstone LR, and may therefore be deemed to indirectly control BCP Crystal and have shared voting and dispositive power over the Ordinary Shares that BCP Crystal may be deemed to beneficially own.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has beneficial ownership of any Ordinary Shares, except as described in this Schedule 13D.

         (c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule 1, has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as described in this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

         References to, and descriptions of, the KPC Agreement in this Item 5 are qualified in their entirety by reference to the KPC Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, 4 and 5 are incorporated herein by reference. An affiliate of the Reporting Persons also has agreed to pay customary fees to Morgan Stanley & Co. Incorporated in the event the Tender Offer is completed.

         Except as set forth in this Schedule 13D, the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons listed on Schedule 1, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                                --------------------------------
                                                      Page 31 of 35 pages
                                                --------------------------------

         1. Joint Filing Agreement

         2. Letter, dated December 13, 2003, from Blackstone Management Associates IV, L.L.C., on behalf of Blackstone Capital Partners IV L.P. and certain of its affiliated funds, to Dr. Claudio Sonder, Chairman of the Board of Management of Celanese AG.

         3. Offer Term Sheet relating to Tender Offer

         4. Letter, dated December 14, 2003, from Celanese AG to Stephen A. Schwarzman, President and CEO of The Blackstone Group L.P.

         5. Letter Agreement, dated December 15, 2003, between Kuwait Petroleum Corporation and BCP Crystal Acquisition GmbH & Co. KG

         6. Senior Secured Facilities and Senior Bridge A Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L.

         7. Senior Subordinated Bridge B Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L.

         8. Senior Subordinated Bridge C Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Dean Witter Bank Limited, Morgan Stanley Senior Funding Inc., Deutsche Bank AG London Branch, Deutsche Bank AG Cayman Islands Branch and BCP Luxembourg Holdings S.ar.L.


THE INFORMATION IN THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CELANESE AG. AT THE TIME THE TENDER OFFER IS COMMENCED, BCP CRYSTAL ACQUISITION GMBH & CO. KG WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) WITH RESPECT TO THE TENDER OFFER. INVESTORS AND CELANESE AG SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER FILED BY BCP CRYSTAL ACQUISITION GMBH & CO. KG WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO RECEIVE THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, OR FROM BCP CRYSTAL ACQUISITION GMBH & CO. KG AT THE WEB SITE WWW.TBG-CAG.DE.

                                                --------------------------------
                                                      Page 32 of 35 pages
                                                --------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2003

                                 BCP CRYSTAL ACQUISITION GMBH & CO. KG

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:   Authorized Person


                                 BCP ACQUISITION GMBH & CO. KG

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP HOLDINGS GMBH

                                       By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP MANAGEMENT GMBH

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person



                                 BCP LUXEMBOURG HOLDINGS S.AR.L.

                                     By: /s/ Chinh Chu
                                         -----------------------------
                                         Name: Chinh Chu
                                         Title:  Authorized Person

                                                --------------------------------
                                                      Page 33 of 35 pages
                                                --------------------------------


                                 BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:    Authorized Person


                                 BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:    Authorized Person


                                 BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                 (CAYMAN) IV-A L.P.

                                      By:  Blackstone Management Associates
                                      (Cayman) IV L.P., its general partner

                                          By:  Blackstone LR Associates (Cayman)
                                          IV Ltd., its general partner

                                              By: /s/ Chinh Chu
                                                  ------------------------------
                                                  Name:  Chinh Chu
                                                  Title:  Authorized Person

                                                --------------------------------
                                                      Page 34 of 35 pages
                                                --------------------------------



                                 BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV
                                 L.P.

                                      By:  Blackstone LR Associates (Cayman) IV
                                      Ltd., its general partner

                                          By: /s/ Chinh Chu
                                             ----------------------------
                                             Name: Chinh Chu
                                             Title:  Authorized Person


                                 BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

                                      By: /s/ Chinh Chu
                                          ----------------------------
                                          Name: Chinh Chu
                                          Title:  Authorized Person

                                          /s/ PETER G. PETERSON
                                          ----------------------------
                                          PETER G. PETERSON

                                          /s/ STEPHEN A. SCHWARZMAN
                                          ----------------------------
                                          STEPHEN A. SCHWARZMAN

                                                --------------------------------
                                                      Page 35 of 35 pages
                                                --------------------------------




Schedule 1

Directors of Blackstone LR Associates (Cayman) IV Ltd.

Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name

Robert L. Friedman
Peter G. Peterson
Michael A. Puglisi
John A. Magliano
Stephen A. Schwarzman

                                                                       Exhibit 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of an amendment to Schedule 13D relating to the Ordinary Shares of Celanese AG, a German stock corporation, and that any subsequent amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.

                                    DATE: December 24, 2003



                                    BCP CRYSTAL ACQUISITION GMBH & CO. KG

                                             By: /s/ Chinh Chu
                                                --------------------------------
                                                Name:  Chinh Chu
                                                Title:  Authorized Person


                                    BCP ACQUISITION GMBH & CO. KG

                                             By: /s/ Chinh Chu
                                                --------------------------------
                                                Name:  Chinh Chu
                                                Title: Authorized Person



                                    BCP HOLDINGS GMBH

                                             By: /s/ Chinh Chu
                                                --------------------------------
                                                Name:  Chinh Chu
                                                Title: Authorized Person



                                    BCP MANAGEMENT GMBH

                                             By: /s/ Chinh Chu
                                                --------------------------------
                                                Name:  Chinh Chu
                                                Title: Authorized Person


                                    BCP LUXEMBOURG HOLDINGS S.AR.L.

                                             By: /s/ Chinh Chu
                                                --------------------------------
                                                Name:  Chinh Chu
                                                Title: Authorized Person

                                  BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

                                         By: Blackstone Management
                                             Associates (Cayman) IV L.P.,
                                             its general partner

                                             By: Blackstone LR Associates
                                                 (Cayman) IV Ltd.,
                                                 its general partner

                                                 By: /s/ Chinh Chu
                                                     ------------------------
                                                     Name:  Chinh Chu
                                                     Title: Authorized Person


                                  BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

                                         By:  Blackstone Management Associates
                                              (Cayman) IV L.P.,
                                              its general partner

                                              By: Blackstone LR Associates
                                                  (Cayman) IV Ltd.,
                                                  its general partner

                                                  By: /s/ Chinh Chu
                                                      --------------------------
                                                      Name:  Chinh Chu
                                                      Title: Authorized Person

                                  BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                  (CAYMAN) IV-A L.P.

                                         By:  Blackstone Management Associates
                                              (Cayman) IV L.P.,
                                              its general partner

                                              By: Blackstone LR Associates
                                                  (Cayman) IV Ltd.,
                                                  its general partner

                                                  By: /s/ Chinh Chu
                                                      --------------------------
                                                      Name:  Chinh Chu
                                                      Title: Authorized Person

                               BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

                                 By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

                                      By: /s/ Chinh Chu
                                          --------------------------------------
                                          Name:  Chinh Chu
                                          Title: Authorized Person


                               BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

                                 By: /s/ Chinh Chu
                                     -------------------------------------------
                                     Name:  Chinh Chu
                                     Title: Authorized Person


                                     /s/ Peter G. Peterson
                                     -------------------------------------------
                                     PETER G. PETERSON


                                     /s/ Stephen A. Schwarzman
                                     -------------------------------------------
                                     STEPHEN A. SCHWARZMAN

                                                                       Exhibit 2

                           [The Blackstone Group Logo]

CONFIDENTIAL


Dr. Claudio Sonder
Chairman of the Board of Management
Celanese AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany


                                                               December 13, 2003

Dear Claudio:

Blackstone Management Associates IV, L.L.C., on behalf of its German acquisition vehicle and Blackstone Capital Partners IV L.P. and certain of its affiliated funds (collectively, "Blackstone") are pleased to outline below our proposal (the "Proposal") to acquire Celanese AG ("Crystal") and proceed with a tender offer at (euro)32.50 per share. Blackstone is also pleased to confirm that as part of the Proposal, we would arrange for a pre-funding of $462.5 million ((euro)380 million at today's exchange rate) of pension contributions which would be available immediately following the Tender described below. In addition, we have been able to arrange an attractive capital structure for Crystal that provides for substantial excess liquidity (in excess of (euro)450 million) and flexibility. We believe that this is of major importance to management, employees, and equity investors in order to provide the company with financial cushion and capital for growth. We appreciate Management's support of Blackstone's Proposal and look forward to concluding a successful transaction.

As you can appreciate, the combination of a number of factors has made the transaction more costly for Blackstone and has increased our risks. Such factors include: 1) depressed financial results and lowered financial projections of Crystal; 2) appreciation of the Euro; 3) higher equity requirements from the banks due to the lowered financial projections; 4) additional liabilities that we discovered during diligence; and 5) the need to have excess liquidity to provide a high level of cushion for the business. Despite these adverse factors, we have not changed our Proposal and in fact have improved the capital structure of the deal. This transaction remains the highest priority within Blackstone and our commitment to the deal is unwavering.

We want to take this opportunity to thank you and the Management for your assistance to facilitate the due diligence process and inform you that Blackstone has completed all of its business, financial, legal and accounting due diligence.

Blackstone will finance the proposed transaction with a combination of equity and debt as outlined in Exhibit A. We are pleased to submit Morgan Stanley's and Deutsche

Bank's definitive commitments to finance 100% of the debt of the transaction, as outlined in the accompanying Commitment Letters (Exhibit B). The firm Commitment Letters attached herein have been approved by the Boards of Morgan Stanley and Deutsche Bank.

Blackstone is prepared to speak for 100% of the equity for the transaction but would anticipate selling down equity to other reputable private equity firms prior to launch of the tender. We would appreciate and expect Management's full assistance and support in such process, which we would plan on commencing as soon as practicable.

APPROVALS AND CONDITIONS

Blackstone has obtained all approvals necessary to submit the Proposal. The Proposal has been reviewed with the most senior officers at Blackstone and has been approved by Blackstone's Investment Committee. Blackstone will not require any board, shareholder or other governance approvals to provide the equity portion of the financing necessary to complete a transaction.

The announcement of our intention to launch a tender offer would be conditioned on:

- Execution of a satisfactory irrevocable agreement between Blackstone's acquisition vehicle and Kuwait Petroleum Corporation; and
- The commitment of Crystal's management board ("Management Board") to publicly support the tender offer and to issue a recommendation, as provided for in the Takeover Act, to shareholders to accept the offer.

POST-ACQUISITION STRATEGY

Blackstone views Crystal as a world-class chemical company that represents a significant growth platform. We are enthusiastic about the many strategic and restructuring initiatives that management has embarked upon. Our intention is to support and continue all of these, and we look forward towards developing a sustainable partnership with Crystal's decision makers on growing the value of Crystal for the benefit of the shareholders and employees. To that end, we anticipate the full support of senior management and the Supervisory Board within the confines of their fiduciary duties.

Blackstone continues to view the Acetyl Products segment as highly attractive with significant opportunity to expand through further downstream integration. Blackstone believes that a greater degree of forward integration (for example, through further consolidation of the emulsions industry) will expand overall segment margins, reduce earnings volatility and increase the company's valuation multiple. We believe there will be numerous opportunities for Crystal to pursue acquisitions that will be both accretive and strategic in this segment.

Blackstone views Ticona as a highly attractive segment undergoing a restructuring process within selected product lines but nonetheless well positioned to take advantage of the imminent economic recovery. Given Ticona's broad geographic scope, strong customer relationships, favorable strategic alliances and attractive market positions in polyacetals and UHMW-PE, Blackstone would look forward to working with Crystal management to further strengthen the POM and GUR market positions. In addition, Blackstone would endorse ongoing restructuring plans given the sizable cost-savings opportunity.

Blackstone concurs with Crystal management that the Acetate products business should be managed for cash-flow generation while positioning itself for success in China and Eastern Europe.

Although the Chemical Intermediates segment faces an improved competitive position given current and pending joint ventures and the projected improvement in industry fundamentals, Blackstone supports aggressive restructuring efforts within Chemical Intermediates, including the announced sale of the Acrylates business.

Blackstone views Nutrinova as a non-core segment within Crystal. Although we view Sunnett as strategically well positioned, we believe that management has followed a prudent course in reviewing alternatives for the Nutrinova segment, including joint ventures or a partial or full sale.

In short, Blackstone remains committed to supporting management and employees in the current strategy outlined herein and in pursuing attractive growth opportunities for Crystal. We look forward to working with the entire Management Board during the transaction and after the completion of the transaction to continue to enhance the value to the shareholders and all other stakeholders.

COMPANY STRUCTURE AND GOVERNANCE

As a financial investor, Blackstone does not intend to assume any operating responsibilities. We look forward to working with Management following the completion of a transaction.

Blackstone would also be focused on continuing the Company's positive labor relations and fostering a constructive dialogue with all of the Company's constituencies.

PENSION AND POST-RETIREMENT BENEFITS

Blackstone recognizes the employee base as a vital part of the Company and is aware of the Company's existing commitments to present and former employees in the form of pension and other post-retirement and medical benefit obligations.

Blackstone intends to maintain and continuously develop an attractive and competitive framework to retain and attract a world-class employee base. In this regard, Blackstone recognizes the importance to existing Crystal employees of pension and post-retirement and medical benefits.

As described in the Commitment Letters, the financing structure contemplates pre-funding of approximately (euro)380 million of pension contributions, which will significantly reduce the magnitude of pension under funding significantly beyond legally required levels. As a result of the proposed transaction, the position of actual and future pension beneficiaries dramatically improves vis-a-vis the current state.

FINANCIAL STRUCTURE AND STRATEGIC HEADROOM

Blackstone has worked with Morgan Stanley and Deutsche Bank to create a proposed capital structure for Crystal that will allow for working capital fluctuations and for ample acquisition capacity.

Furthermore, because we recognize that the ongoing optimization of Crystal's overall product portfolio may require add-on acquisitions in the Acetyl Products and Ticona segments, Blackstone would consider additional equity investments into Crystal to facilitate these acquisitions in addition to necessary capital projects. Blackstone has a long, successful track record of supporting strategic acquisitions and capital projects through follow-on equity investments.

TRANSACTION STRUCTURE/PROCESS

Blackstone, through a German acquisition vehicle, would commence a tender offer (the "Tender") compliant with the applicable provisions of the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz) and the applicable U.S. securities laws and consistent with the terms and conditions of the term-sheet as attached as Exhibit C.

Following completion of the Tender and depending on the level of acceptance, Blackstone's intention would be to take appropriate steps to (i) enter into a domination and/or profit-transfer agreement with Crystal AG; (ii) seek a shareholder resolution to transfer the remainder of the outstanding Crystal shares to Blackstone through a "squeeze-out" transaction; and (iii) apply for a revocation of admission of the Crystal shares to the Frankfurt Stock Exchange and pursue, if available, a delisting of the Crystal shares from the New York Stock Exchange.

CONCLUSION

Subject to the few remaining conditions set forth above, Blackstone looks forward to promptly consummating a transaction with Crystal, and are convinced that the transaction represents an ideal balance of the interests of all of Crystal's stakeholders:

o        Full value realization for Crystal's stockholders.
o        Improved security to current and future pension beneficiaries.
o Attractive strategic perspective for the company, management and employees.

Please direct any questions or comments regarding the contents of this letter to Chinh Chu at his office, 212-583-5872, or mobile phone, 917-439-8326.



Sincerely,

BLACKSTONE MANAGEMENT ASSOCIATES IV, L.L.C., ON BEHALF OF BLACKSTONE CAPITAL PARTNERS IV L.P. AND CERTAIN OF ITS AFFILIATED FUNDS





         By: /s/ Stephen A. Schwarzman              /s/ Chinh E. Chu
             -------------------------              --------------------------
                 Stephen A. Schwarzman              Chinh E. Chu
                 President and CEO                  Senior Managing Director







CC:      Holger Bross, Goldman Sachs
         Paul O'Neill, The Blackstone Group
         Hanns Ostmeier, The Blackstone Group

                                                                       Exhibit 3

                                   TERM SHEET




                             VOLUNTARY PUBLIC OFFER

                                       OF

                      BCP CRYSTAL ACQUISITION GMBH & CO. KG

                             TO THE SHAREHOLDERS OF

                                   CELANESE AG

                                   TERM SHEET


BIDDER: BCP Crystal Acquisition GmbH & Co. KG, Maybachstrasse 6, 70469 Stuttgart, registered in the commercial register of the local court of Stuttgart under registration number HRA 13860 (the "BIDDER").

                              Blackstone Capital Partners IV Merchant Fund L.P. and its affiliates or any other investment vehicle controlled by any of them ("BLACKSTONE") may designate that, instead of the Bidder, another Blackstone controlled affiliate having the same structure as Bidder (and not having assets or liabilities associated with prior operations) (the "DESIGNEE") may make the voluntary public offer (Freiwilliges Ubernahmeangebot) (the "OFFER").

TARGET COMPANY:               Celanese Aktiengesellschaft, Kronberg i.Ts.,
                              registered in the commercial register of the local court of Konigstein im Taunus under registration number HRB 5277 ("CELANESE AG").

SUBJECT OF OFFER:             Acquisition of all registered ordinary shares with
                              no par value (auf den Namen lautende nennwertlose
                              Stuckaktien) of Celanese AG (Global Share
                              Certificates (i) listed on the Official Market
                              (amtlicher Markt) of the Frankfurt Stock Exchange and quoted on the stock exchanges in Berlin-Bremen, Dusseldorf, Hamburg, Munich and
                              Stuttgart (in open trading - Freiverkehr) under the German securities code number
                              (Wertpapierkennummer) 575300 and the International
                              Securities Identification Number DE0005753008) and
                              (ii) listed on the New York Stock Exchange under the International Securities Identification Number
                              USD1497A1019 (collectively, the "CELANESE
                              SHARES"). The Celanese Shares shall be acquired with all rights and obligations pertaining thereto including, without limitation, the right to receive dividends for previous fiscal years to the extent that such dividends have not yet been distributed.

PARALLEL OFFER:               The Offer shall be made simultaneously in Germany
                              and in the United States of America.

CONSIDERATION:                EUR 32.50 in cash, without interest, for each
                              Celanese Share (the "OFFER PRICE"), provided, however, that the Offer Price shall not be lower than the mandatory

                              Minimum Offer Price (as defined below).

MINIMUM OFFER PRICE:          The minimum offer price (the "MINIMUM OFFER
                              PRICE") for the Celanese Shares shall be determined in accordance with the applicable mandatory provisions of (i) Section 31(1) and (7) of the German Takeover Act (Wertpapiererwerbs- und
                              Ubernahmegesetz - "TAKEOVER ACT") and (ii)
                              Sections 4 and 5 of the offer ordinance pertaining to the Takeover Act (WpUG-Angebotsverordnung). The
                              Minimum Offer Price shall be the higher of:

                              o the weighted average domestic stock exchange price of the Celanese Shares during the last three months prior to the announcement of the decision to make the Offer as determined by the German Federal Financial Supervisory Authority (Bundesanstalt fur
                                   Finanzdienstleistungsaufsicht - "BAFIN") and published on its website
                                   (http://www.bafin.de) pursuant to Section
                                   10(1) of the Takeover Act; and

                              o the highest value which the Bidder, a party acting in concert with it, or one of its subsidiaries, paid or agreed to pay within the last three months prior to the publication of the offer document (Angebotsunterlage) for the Offer (the "OFFER DOCUMENT") pursuant to Section 14(2)(1) of the Takeover Act as consideration for the acquisition of Celanese Shares.

CONDITIONS:                   The Offer is subject to the following conditions
                              precedent only (collectively, the "CONDITIONS"):

                              a) (i) The expiration or termination of the Hart-Scott-Rodino and pre-merger notification filing and waiting periods and approvals in final and binding form from the competent antitrust authorities in the European Union and the United States and (ii) the receipt of all required approvals and termination of required waiting periods of all other applicable jurisdictions, except where the failure to receive such approvals or for such waiting periods to expire would be immaterial (it being understood that, prior to the launch of the offer, the Bidder and Celanese AG will reasonably cooperate with each other to replace this clause (ii) with a list of these jurisdictions);

                              b)   Receipt of the approval of the Vermont
                                   Department of Banking, Insurance, Securities and Health Care Administration and the Bermuda Monetary Authority relating to the acquisition of Celanese AG's insurance subsidiaries;

                              c) (i) Within the time periods required by law the Management Board of Celanese AG has in its reasoned opinion according to ss.27 of the Takeover Act supported the Offer and the Management Board has thereafter and up until the end of the Acceptance Period (as defined below) not changed such recommendation or made any other statement that is inconsistent with such support, including by making any statement under ss.27 of the Takeover Act in support of any alternative transaction; and

                                   (ii) within the time periods required by law the Supervisory Board of Celanese AG has in its reasoned opinion according to Section 27 of the Takeover Act not opposed the Offer and has thereafter and up until the end of the Acceptance Period (as defined below) not made any other statement that is opposing the Offer or supporting any alternative transaction; and

                                   (iii) within the time periods required by law the Management Board has recommended acceptance of the offer in its Tender Offer Solicitation/Recommendation Statement on
                                   Schedule 14D-9 and has thereafter and up until the end of the Acceptance Period (as defined below) not made any change to such statement on Schedule 14D-9 or made any other statement that is inconsistent with such recommendation, including by recommending any alternative transaction; and

                                   (iv) within the time periods required by law the Supervisory Board has not opposed the Offer in its Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 and has thereafter and up until the end of the Acceptance Period (as defined below) not made any other statement opposing the

                                   Offer or supporting any alternative
                                   transaction.

                              d) The shareholders of Celanese AG (each, a "CELANESE SHAREHOLDER") having tendered Celanese Shares to the Bidder during the Acceptance Period (including any extension thereof), and not having subsequently withdrawn such tendered Celanese Shares, in an amount that equals at least 85% of all outstanding Celanese Shares (the "MINIMUM ACCEPTANCE CONDITION"). For the purpose of determining whether the Minimum Acceptance Condition is met, the amount of Celanese Shares held by Celanese AG itself or its subsidiaries shall be excluded from the total number of outstanding Celanese Shares;

                              e) Prior to the end of the Acceptance Period, there shall not have been any publication of any new information or facts within the meaning of Section 15 of the German Securities Trading Act
                                   (Wertpapierhandelsgesetz - "WPHG") or
                                   occurrence of facts which would have to be publicized as new facts within the meaning of
                                   Section 15 WpHG, which have adversely
                                   affected or reasonably could be expected to adversely affect the EBITDA, as defined below, for the 2004 fiscal year by more than
                                   (i) EUR 100 million if such facts or the adverse effects thereof would reasonably be expected to continue or recur or (ii) EUR 400 million if such facts or the adverse effects thereof would not reasonably be expected to continue or recur. EBITDA are the earnings before interest, taxes, depreciation and amortization calculated in a manner consistent with Celanese AG's 2002 consolidated financial statements but including special charges that would apply to net income and excluding (v) changes from non-cash impairments of assets; (w) changes in accounting principles after the fiscal year 2002; (x) charges directly related to this transaction; and (y) charges associated with stock appreciation rights. The foregoing will not apply if the information or facts have already been taken into account in the consolidated financial statements of Celanese AG for the fiscal year 2002 or 2003 or have been publicly disclosed by Celanese AG on or before December 14, 2003;

                              f)   There shall not be (i) any statute,
                                   regulation or order enacted, entered or
                                   deemed applicable to the Offer that would prevent or delay by more than 3 months the acquisition by Bidder or Blackstone of any Celanese Shares pursuant to the Offer, or
                                   (ii) any significant unresolved comments from the U.S. Securities and Exchange Commission ("SEC") regarding the Offer Document;

                              g)   None of Celanese AG or any of its
                                   subsidiaries shall have done any of the
                                   following since the date of the launch of the Offer (and on the second business day before the expiration date of the Offer, Celanese AG shall have provided a certificate of its Management Board to such effect):

                                   (i) except for the issuance of not more than 1,151,600 Celanese Shares pursuant to outstanding options, effected a capital increase or issued, adjusted, split, combined or reclassified any shares of its capital stock;

                                   (ii) sold, encumbered or otherwise disposed
                                        of assets in an aggregate amount in
                                        excess of EUR 250 million to any third
                                        party or third parties (other than a
                                        direct wholly owned subsidiary of
                                        Celanese AG), by merger, consolidation,
                                        asset sale, business combination or
                                        similar transaction or canceled or
                                        assigned any indebtedness to any such
                                        third party or third parties in an
                                        aggregate amount in excess of EUR 250
                                        million;

                                  (iii) made any acquisition of or investment
                                        in any third party in excess, in the
                                        aggregate, of EUR 250 million, or
                                        purchased any assets in excess, in the
                                        aggregate, of EUR 250 million, in or
                                        from any third party, other than a
                                        wholly owned subsidiary of Celanese AG;
                                        or

                                   (iv) taken any action, or failed to take any
                                        action, that would cause either (x)
                                        Celanese AG's Pro Forma Indebtedness (as defined below) to exceed EUR 580 million, or (y) Celanese AG's Total Indebtedness (as defined below) to exceed EUR 790 million (which equates to a maximum drawdown of EUR 350 million of the available EUR 400 million revolving credit commitment), in each case calculated on the fifth business day before the end of the Acceptance Period (as defined below) (the "CALCULATION DATE"). "TOTAL
                                        INDEBTEDNESS" shall mean consolidated
                                        debt, determined in accordance with U.S.
                                        GAAP applied in a manner consistent with that used in the preparation of Celanese AG's publicly available financial statements for the quarter ended September 30, 2003, less the consolidated cash of Celanese AG as of the Calculation Date. "PRO FORMA INDEBTEDNESS" shall mean consolidated debt, determined in accordance with U.S. GAAP applied in a manner consistent with that used in the preparation of Celanese AG's publicly available financial statements for the quarter ended September 30, 2003, PLUS (a) any cash received in connection with the sale of the acrylates business and (b) any receivables financing or similar off balance sheet financing; LESS the sum of
                                        (A) the consolidated cash of Celanese AG as of the Calculation Date; (B) any cash paid for expenses directly related to the Offer that are incurred during the period beginning on December 16, 2003 and ending on the Calculation Date; (C) any cash paid during the period beginning on December 16, 2003 and ending on the Calculation Date to prepay tax liabilities that are due and payable after the Calculation Date; (D) any such debt incurred during the period beginning on December 16, 2003 and ending on the Calculation Date to fund an acquisition during the Acceptance Period (as defined below) which had been previously consented to by Bidder; (E) any cash paid during the period beginning on December 16, 2003 and ending on the Calculation Date to the holders of Celanese AG's stock appreciation rights outstanding on December 16, 2003 pursuant to the terms thereof; and (F) the amount by which actual sales for the first quarter of 2004 exceed EUR 1,097 million multiplied by 0.624. For purposes of this calculation, any U.S. Dollar denominated debt and cash will be converted into Euro at an Euro/U.S. Dollar exchange rate of 1.217; and

                                   (v) authorized or entered into any agreement or commitment to do any of the foregoing actions described in clauses (i) through
                                        (iv).

                              h) there shall not have occurred at any time from the commencement of the Offer until the expiration of the Acceptance Period (i) any declaration of a banking moratorium by U.S. or German governmental authorities, (ii) a suspension of or limitation (whether or not mandatory) on the currency markets or the imposition of any currency or exchange control laws in the United States or Germany or (iii) a decrease in the Dow Jones Industrial Average (as reported by Bloomberg L.P.) of more than 2000 points from its level on December 16, 2003 which is sustained for at least five consecutive trading days or which occurs at any time on the last trading day of the Acceptance Period or during the four trading days preceding the last trading day of the Acceptance Period.

NON-OCCURRENCE OF CONDITIONS: If any condition has not been fulfilled in accordance with its terms or, where permitted, waived by the Bidder in accordance with the Offer and the provisions of the Takeover Act and the U.S. securities laws, the Offer will lapse irrevocably and any agreement that was concluded as a result of the acceptance of the Offer will be without any effect and terminate at the time of the expiration of the Acceptance Period (as defined below) and the Bidder will not be required to purchase Celanese Shares tendered in the Offer.

WAIVER OF CONDITIONS:         The Bidder is entitled to waive one or more of the
                              Conditions to the extent permitted by law.

START OF ACCEPTANCE PERIOD:   The acceptance period (Annahmefrist) for the Offer
                              will start in accordance with the applicable provisions of the Takeover Act.

END OF ACCEPTANCE PERIOD:     The Acceptance Period will, subject to any
                              applicable extension, end at a time designated by the Bidder on any day designated by the Bidder, provided, however, that the Offer shall remain open for at least 6 weeks after the publication of the Offer Document pursuant to Section 14(2)(1) of the Takeover Act.

                              The time period between the start of the acceptance period and the end of the acceptance period is hereinafter referred to as the "ACCEPTANCE PERIOD".

SUBSEQUENT ACCEPTANCE PERIOD: The subsequent acceptance period (weitere
                              Annahmefrist) within the meaning of Section 16(2) of the Takeover Act (the "SUBSEQUENT ACCEPTANCE PERIOD") is expected to start without undue delay after expiry of the Acceptance Period and in compliance with the Takeover Act and applicable U.S. law. The Subsequent Acceptance Period will remain open for 2 weeks from the date of the publication according to Section 23(1)(1) no. 2 of the Takeover Act.

                              The Subsequent Acceptance Period will, however, only begin if all of the Conditions to the Offer which apply to the end of the Acceptance Period, including the Minimum Acceptance Condition, have been satisfied or, where permitted, waived before the expiration of the Acceptance Period and in accordance with applicable law.

EXTENSION OF THE ACCEPTANCE
PERIOD: Under certain circumstances, applicable law may require an extension of the Acceptance Period, in particular:

                              a) If the Bidder makes a material change in the terms of the Offer or in the information concerning the Offer, or waives a material condition of the Offer, the Bidder will extend the Acceptance Period to the extent so required by the Takeover Act and U.S. securities laws.

                              b) Under the Takeover Act, if the Bidder amends the Offer pursuant to Section 21(1) of the Takeover Act and the acceptance period is scheduled to expire within the following two weeks from and including the date publication of the amendment has been made, the Acceptance Period will be extended by two weeks (calculated from the end of the initial Acceptance Period). Under the Takeover Act, the Acceptance Period is extended irrespective of whether the amended Offer is in breach of applicable law.

                              c) If, during the Acceptance Period, a third party makes a public cash offer or an exchange offer for the acquisition of Celanese Shares (a "COMPETING OFFER") and the Acceptance Period of the Offer expires before the expiration of the acceptance period of the Competing Offer, then the expiration of the Acceptance Period of the Offer will, pursuant to Section 22(2) of the Takeover Act, be automatically extended such that it expires at the same time as the acceptance period of the Competing Offer. This shall apply irrespective of whether the Competing Offer is changed, prohibited, or in breach of applicable law.

                              d) If, after the publication of the Offer, a general shareholders' meeting
                                   (Hauptversammlung) of Celanese AG is convened in connection with the Offer, the Acceptance Period will end upon the expiration of 10 weeks from the publication of the Offer Document, notwithstanding the provisions of
                                   Section 21(5) and Section 22(2) of the
                                   Takeover Act.

WITHDRAWAL RIGHTS:            a)   Withdrawal rights during the Acceptance
                                   Period:

                                   Celanese Shareholders can withdraw previously tendered Celanese Shares, without having to provide any explanation of their reasons for withdrawing their tendered Celanese Shares, at any time until the expiration of the Acceptance Period.

                              b)   Withdrawal rights during the Subsequent
                                   Acceptance Period:

                                   During the Subsequent Acceptance Period
                                   Celanese Shareholders who tender their
                                   Celanese Shares will not have withdrawal rights.

GOVERNING LAW:                Any contract arising out of the acceptance of the
                              Offer shall be governed by the laws of the Federal
                              Republic of Germany. The Offer will be made in accordance with the

                              Takeover Act and the applicable securities laws in the United States of America.

OTHER TERMS AND CONDITIONS:   The terms and conditions and other provisions set
                              forth in this term sheet are only a summary of the material provisions of the Offer and do not describe all the provisions of the Offer and the Offer Document. The terms and conditions and all other provisions relating to the Offer are subject to amendment as may be required by the BaFin or the SEC or as may be necessary or, in the view of the Bidder, advisable in order to comply with applicable U.S., German and other laws, including the terms of any relief granted from such laws.

                                                                       Exhibit 4
                                                                 [Celanese LOGO]





STRICTLY CONFIDENTIAL
Stephen A. Schwarzman
President and CEO
The Blackstone Group L.P.
345 Park Avenue

New York, NY 10154

Kronberg, 14 December 2003

Dear Stephen:

         We would like to thank you for your letter dated December 6, 2003 where you expressed your interest in the acquisition of Celanese AG (the "Company") by means of launching a public tender offer. We hereby confirm that the proposal (the "Proposal") contained in your December 13, 2003 letter, including the attached Exhibits amongst which is the term sheet for the Tender Offer, fully reflect our discussions concerning your contemplated tender offer to the Company's shareholders (the "Tender Offer").

         Furthermore, we confirm that the Company's management board will publicly support the Tender Offer if the tender offer document as published meets the terms and conditions expressed in the Proposal and will not withdraw such support unless an unsolicited superior competing tender offer by a third party for all of the shares of the Company has been launched and cleared by the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistumgsaufsicht) which we determine is more favorable to the Company than the Tender Offer. We will make our initial announcement of support via a press release to be published immediately following the press release to be issued by Blackstone announcing your intention to launch the Tender Offer.

                                                                 [Celanese LOGO]

Date 14 December 2003
Page 2

         We will not solicit or encourage any proposal or offer relating to an acquisition of all or a substantial portion of the stock or assets of the Company by any party other than you or your affiliates. We will notify you promptly if we become aware of any such proposal or offer.

         We agree to make all SEC or other filings necessary to implement and faciliate the Tender Offer and agree to faciliate the Tender Offer and agree to facilite and cooperate with you regarding the preparation and submission of all offer documents, the completion of the financing for the proposed transaction and in securing all required governmental, regulatory or other approvals. We agree not to tender into the Tender Offer any shares of the Company held by the Company or any of its subsidiaries.

Sincerly,

Celanese AG


/s/ Claudio Sonder                           /s/ Andreas Pohlmann
-----------------------------------          -----------------------------------
Claudio Sonder                               Andreas Pohlmann
Chairman of the Board of Management          Chief Administrative Officer

                                                                       Exhibit 5

                      BCP CRYSTAL ACQUISITION GMBH & CO. KG

                   Stuttgart, Amtsgericht Stuttgart, HRA 13860
             Geschaftsfuhrender Gesellchafter: BCP Management GmbH,
                   Stuttgart, Amtsgericht Stuttgart, HRB 24111
                        Geschaftsfuhrer: Chinh Edward Chu

                                                               December 15, 2003

Kuwait Petroleum Corporation
Salhiya Complex
Kuwait City
Kuwait

Ladies and Gentlemen:

        This letter ("LETTER AGREEMENT") confirms the agreement between BCP Crystal Acquisition GmbH & Co. KG (the "BIDDER"), a limited partnership formed by Blackstone Capital Partners IV L.P. and its affiliates ("BLACKSTONE"), and Kuwait Petroleum Corporation (the "SELLER", and together with BIDDER, the "PARTIES") with respect to certain commitments of SELLER relating to the proposed voluntary all-cash takeover offer, to be made by BIDDER for all shares of Celanese AG (the "TARGET") substantially upon the terms and subject to the conditions set out in the term sheet attached hereto as Schedule 1 (the "OFFER TERM SHEET") (such proposed takeover offer, the "TENDER OFFER", which term shall include any increased offer and any offer amended in accordance with the terms of this Letter Agreement).



                                    RECITALS

         WHEREAS, TARGET is a stock corporation (Aktiengesellschaft) with its registered seat in Kronberg iT, Germany, registered with the commercial register at the local court of Konigstein im Taunus under HRB 5277 with a stated share capital (Grundkapital) as of the date hereof of EURO 140,069,354.00 divided into 54,790,369 shares without par value (the "TARGET SHARES");

         WHEREAS, BIDDER is a limited partnership with its registered seat in Stuttgart, Germany, registered with the commercial register at the local court of Stuttgart under HRA 13860, with the sole general partner (Komplementar) being BCP Management GmbH and the sole limited partner being BCP Acquisition GmbH & Co. KG;

         WHEREAS, SELLER is a corporation established pursuant to the laws of the State of Kuwait having its principal office at Salhiya Complex, Kuwait City, Kuwait;

         WHEREAS, SELLER is the owner of 14,400,000 Target Shares (the "SELLER SHARES"); and

         WHEREAS, as an inducement to the willingness of BIDDER to launch the Tender Offer, BIDDER has requested that SELLER executes this Letter Agreement.

        NOW, THEREFORE, the Parties hereto agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF SELLER. SELLER represents and warrants to BIDDER by way of an independent guarantee (selbstandiges Garantieversprechen) pursuant to Section 311(1) of the German Civil Code (Burgerliches Gesetzbuch) that the statements set forth in this Section 1 are true and correct as of the date hereof and will be true and correct at the date of the purchase by BIDDER of the Seller Shares and the Future Shares (as defined below), if any, pursuant to the Tender Offer (the "CLOSING DATE"). The scope and content of each representation and warranty of SELLER contained in this Section 1 shall be exclusively governed by the provisions of this Letter Agreement (and no representation and warranty of SELLER shall be construed as a guarantee (Garantie fur die Beschaffenheit der Sache) pursuant to Sections 443 and 444 of the German Civil Code).

        a. Authority. SELLER is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. SELLER has the legal capacity and all requisite power and authority to enter into this Letter Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and this Letter Agreement constitutes a valid and binding obligation of SELLER enforceable against it in accordance with its terms.

        b. Title to Shares. SELLER is, and from the date hereof through and on the Closing Date will be, the owner of the Seller Shares and SELLER on the Closing Date will be the owner of the Future Shares (as hereinafter defined), if any. The Seller Shares and the Future Shares, if any, constitute all Target Shares legally or beneficially owned by SELLER as of the date hereof, acquired after the date hereof, or which SELLER is, or will become, entitled to acquire upon the exercise of any option, warrant or other right (whether or not currently exercisable or subject to conditions) (any such Target Shares acquired by SELLER or to which SELLER is or becomes so entitled to acquire, in each case after the date hereof, the "FUTURE SHARES"). The Seller Shares are fully paid up and the Future Shares, if any, will be fully paid up prior to the Closing Date. As of the date hereof, SELLER has good and valid title to the Seller Shares, and as of the Closing Date, SELLER will have good and valid title to the Seller Shares and the Future Shares, if any, in each case free and clear of any third party rights (including, without being limited to, any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind) ("LIENS"). As of the date hereof, SELLER has the unrestricted right, power and authority to sell and transfer to BIDDER all of the Seller Shares in accordance with the terms of this Letter Agreement and free and clear of any Liens, except for Liens arising from acts of BIDDER and Liens that any custodian that holds the Seller Shares may have on the Seller Shares according to its standard business conditions; SELLER represents and warrants, that it has not taken any action giving rise to the right of such custodian to invoke such Lien. As of the Closing Date, SELLER will have the unrestricted right, power and authority to sell and transfer to BIDDER all of the Seller Shares and the Future Shares, if any, in each case in accordance with the terms of this Letter Agreement and free and clear of any Liens, except for Liens arising from acts of BIDDER.

        c. No Conflict: Required Consents. Except for approvals required under applicable antitrust laws in connection with the consummation of the transactions contemplated hereby, the execution and delivery of this Letter Agreement by SELLER, the tendering of the Seller Shares and the Future Shares, if any, in the Tender Offer contemplated hereby and the compliance by SELLER with the terms of this Letter Agreement will not conflict with, require any consent or approval under, or result in any violation or default under any other agreement to which SELLER is a party or by which its assets or properties are bound, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license, or violate or require any consent or approval under, any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to SELLER, the Seller Shares or the Future Shares, if any.

2. REPRESENTATIONS AND WARRANTIES OF BIDDER. BIDDER represents and warrants to SELLER by way of an independent guarantee (selbstandiges Garantieversprechen) pursuant to Section 311(1) of the German Civil Code (Burgerliches Gesetzbuch) that the statements set forth in this Section 2 are true and correct as of the date hereof and will be true and correct as of the Closing Date. The scope and content of each representation and warranty of BIDDER contained in this Section 2 shall be exclusively governed by the provisions of this Letter Agreement (and no representation and warranty of BIDDER shall be construed as a guarantee (Garantie fur die Beschaffenheit der Sache) pursuant to Sections 443 and 444 of the German Civil Code).

        a. Authority and Management. BIDDER is a limited partnership duly organized and validly existing under the laws of its jurisdiction of formation. BIDDER has the legal capacity and all requisite power and authority to enter into this Letter Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and this Letter Agreement constitutes a valid and binding obligation of BIDDER enforceable against BIDDER in accordance with its terms. The general partner of BIDDER is, and from the date hereof through and on the Closing Date will be, indirectly wholly-owned by Blackstone and other reputable co-investors and be controlled by Blackstone. All managing directors (Geschaftsfuhrer) of BIDDER are, and from the date hereof through and on the Closing Date will be, members of senior management of Blackstone Management Associates IV, L.L.C., the general partner of Blackstone Capital Partners IV L.P. (except that, prior to the Closing Date, certain of the managing directors may be members of Blackstone's legal counsel).

        b. Target Shares. Except as permitted by Section 5(b), BIDDER and its affiliates (i) do not and through the Closing Date will not own, directly or indirectly, any Target Shares, (ii) have not entered into, and from the date hereof through the Closing Date will not enter into, any transaction that could result in the attribution of voting rights to SELLER pursuant to Section 30 of the German Takeover Act (Wertpapiererwerbs-und Ubernahmegesetz, the "TAKEOVER ACT") and (iii) will ensure that its affiliates comply with the foregoing.

        c. No Conflict; Required Consents. Except for (i) approvals required under applicable antitrust laws in connection with the consummation of the transactions contemplated hereby, (ii) approval of the publication of the Offer Document to be prepared in connection with the Tender Offer (the "OFFER DOCUMENT") by the German Supervisory Authority for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht, the "BAFIN"),
                (iii) the approval of the Vermont Department of Banking, Insurance, Securities and Health Care Administration and the Bermuda Monetary Authority with respect to the insurance subsidiaries of TARGET and (iv) such consents or approvals as would not materially delay or impede the consummation of the proposed transactions, the execution and delivery of this Letter Agreement by BIDDER, the consummation of the transactions contemplated hereby and the compliance by BIDDER with the terms of this Letter Agreement will not conflict with, require any consent or approval under, or result in any violation or default under any other agreement to which BIDDER is a party or by which its assets or properties are bound, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license, or violate or require any consent or approval under, any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to BIDDER, in each case assuming compliance by any affiliates of TARGET with any applicable requirements of the United States Securities and Exchange Commission (the "SEC") or the BaFin.

3.      COMMITMENT TO LAUNCH TENDER OFFER.

        a. Provided that BIDDER has not terminated this Letter Agreement pursuant to Section 3(d), and further provided that TARGET has signed an undertaking to support the Tender Offer, BIDDER undertakes to publish the decision to launch the Tender Offer (Section 10(1) of the German Takeover Act) substantially in the form attached as Schedule 2 (the "Announcement") without undue delay after the date of execution of this Letter Agreement and in accordance with the provisions of the Takeover Act.

        b. Provided that TARGET has issued a press release supporting the Tender Offer, and that BIDDER has not terminated this Letter Agreement pursuant to Section 3(d), BIDDER, undertakes to launch the Tender Offer for the Target Shares (i) at an offer price of not less than EUR 32.50 per Target Share, assuming that the number of Target Shares outstanding does not increase from the number outstanding on the date hereof (except for the issuance of up to 1,151,600 shares pursuant to currently outstanding options) prior to the Closing Date; (ii) on the condition that BIDDER acquires a minimum percentage of Target Shares in the Tender Offer, which percentage shall be not more than 85% of all Target Shares issued and outstanding, excluding for the purposes of such calculation any Target Shares held directly or indirectly by TARGET; and (iii) otherwise substantially upon the terms and, without prejudice to BIDDER's rights pursuant to
                Section 3(d), subject to the conditions set out in the Offer Term Sheet (subject to such amendments (x) as may be required by the BaFin to comply with the requirements of the Takeover Act,
                (y) as may be
                necessary to comply with all applicable U.S. securities laws and regulations, or (z) as may be necessary to comply with such other laws or regulations as may be relevant).

        c. Provided that TARGET has issued a press release supporting the Tender Offer, and that BIDDER has not terminated this Letter Agreement pursuant to Section 3(d), BIDDER undertakes to submit a draft of the Offer Document, which is substantially complete and final in all material respects, to SELLER for informational purposes after the decision to launch the Tender Offer has been published but a reasonable period in advance of submission of the Offer Document to the BaFin in order to give SELLER the opportunity to review the Offer Document with regard to information contained therein which relates to SELLER or the position of SELLER with regard to the undertaking to sell its Target Shares, and to submit the final Offer Document to the BaFin as expeditiously as possible, within the time limits set forth in Section 14 of the Takeover Act.

        d. BIDDER may terminate this Letter Agreement by giving written notice to SELLER prior to the publication of the Offer Document pursuant to Section 14(2) of the Takeover Act in the event that one or more of the following events has occurred since the date of this Letter Agreement:

                (i) the publication by any third party not affiliated or acting in concert with Blackstone or BIDDER of its decision to launch a tender offer (Section 10 of the Takeover Act) at a higher price per Target Share (in the case of an offer that is not an all-cash offer, as determined in the reasonable judgment of BIDDER and, if requested by SELLER, confirmed by an investment bank of international reputation selected by BIDDER and reasonably acceptable to SELLER) than that offered by the BIDDER in the Tender Offer; or

                (ii) the breach by TARGET, its Management Board or any member of the Management Board of any of the obligations under the letter, dated December 14, 2003, from TARGET to Stephen A. Schwarzman; or

                (iii) the occurrence of any event or the failure of an event to occur or the existence of a condition which, if such event were to occur or fail to occur or such condition were to exist, as the case may be, after the launch of the Tender Offer, would allow BIDDER not to consummate the Tender Offer pursuant to the conditions contained in the Offer Term Sheet;

                (iv) the failure of BIDDER to finalize documentation satisfactory to BIDDER providing for debt financing on terms consistent with those contained in the commitment letters by Morgan Stanley Dean Witter Bank Limited, Morgan Stanley Senior Funding Inc., Deutsche Bank AG, London Branch, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc., dated December 6, 2003 previously disclosed by BIDDER to SELLER in a sufficient amount to finance the Tender Offer, the subsequent acquisition of 100% of the Target Shares, the refinancing of existing debt of TARGET and the funding for or on behalf of BIDDER or TARGET of $462.5 million of pension contributions with respect to TARGET, provided that BIDDER shall use good faith efforts to finalize such documentation, it being understood that BIDDER shall not be required to accept any material changes to such terms or to commit additional funds to the proposed financing; or

                (v) actions taken or failed to be taken by the BaFin or the SEC requiring BIDDER to amend the terms of the Tender Offer from those set forth in the Offer Term Sheet and such amendment of the terms is materially adverse to the position of BIDDER.

4.      COMMITMENT TO TENDER.

        a. SELLER agrees to validly tender, no later than the 15th business day of the initial Tender Offer acceptance period, pursuant to and in accordance with the terms of the Tender Offer and, except as provided in Section 4(c) below, will cause to remain validly tendered and not withdrawn until termination of this Letter Agreement, the Seller Shares and the Future Shares, if any, provided that the Tender Offer complies with the terms set forth in Section 3(b); further provided that SELLER shall not be released from its obligation to tender and not withdraw the Seller Shares and the Future Shares, if any, in the event that
                (i) (A) the BaFin requires BIDDER to amend the terms of the Tender Offer to comply with the requirements of the Takeover Act or (B) the SEC requires BIDDER to amend the terms of the Tender Offer to comply with applicable U.S. securities laws and regulations, and (ii) (x) the change of the terms of the Tender Offer required by the BaFin or the SEC does not relate to a reduction of the offer price or (y) the change of the terms of the Tender Offer required by the BaFin or the SEC, as the case may be, is not materially less favorable to SELLER insofar as the change relates to the minimum tender threshold or the conditions to completion of the Tender Offer and, in the aggregate, is not less favorable to the shareholders of TARGET than the terms set forth in the Offer Term Sheet, in each case as determined in the reasonable judgment of SELLER.

        b. Except as provided herein, the tendered Seller Shares and the Future Shares, if any, will be subject to the same terms, conditions and procedures as any other Target Shares tendered in the Tender Offer, and SELLER shall be entitled to benefit to the same extent as any other shareholder of TARGET who tenders Target Shares into the Tender Offer from an amendment, revision, extension, improvement or increase of the Tender Offer.

        c. SELLER shall be entitled to terminate this Letter Agreement and to rescind any acceptance of the Tender Offer in the event of
                (1) the publication of the decision to launch a tender offer (Section 10 of the Takeover Act) by any third party not affiliated or acting in concert with SELLER which involves a higher price per Target Share than the Tender Offer (in the case of an offer that is not an all-cash offer, as determined in the reasonable judgment of the board of directors of SELLER and, if requested by BIDDER, confirmed by an investment bank of international reputation selected by SELLER and reasonably acceptable to BIDDER) or (2) the public announcement of any other competing transaction that provides for the acquisition by a third party of all of the outstanding Target Shares at a higher price per Target Share than the Tender Offer (determined as described in the preceding clause (1)) (a "SUPERIOR OFFER"); however, provided that (x) such termination and rescission may be made only on or after the earlier of (i) the tenth business day following such publication or announcement and (ii) the date that is three business days prior to the expiration of the initial Tender Offer acceptance period; and (y) no such right of rescission or termination shall exist if, on or prior to the termination date referenced in clause (x), BIDDER revises the Tender Offer such that such competing transaction no longer constitutes a Superior Offer.

5.      PROHIBITION ON TRANSFER OF SELLER SHARES; PROHIBITION ON ACQUISITION
        OF SHARES.

        a. SELLER will not sell, pledge, encumber or otherwise dispose of any Seller Shares or any Future Shares, except pursuant to the Tender Offer.

        b. From the date hereof until the earlier of the date of termination of this Letter Agreement or the Closing Date, neither Party will acquire, directly or indirectly, any Target Shares except (i) with the prior consent of the other Party or
                (ii) in the case of BIDDER, pursuant to the Tender Offer.

6. RESTRICTED ACTIONS. As long as this Letter Agreement is not terminated in accordance with Section 3(d), 4(c) or 9, SELLER, in its capacity as a shareholder of TARGET, will not:

        a. enter into any agreement with, solicit offers from, or negotiate or otherwise deal with any other person or entity with respect to a possible sale or other transfer of, or tender or similar commitment with respect to, any or all of the Seller Shares or the Future Shares, if any;

        b. enter into or support any agreements with third parties in support of any proposed change of control transaction regarding the TARGET with a party other than BIDDER or one of its affiliates;

        c. support a sale of a substantial amount of the TARGET's assets to a party other than BIDDER or one of its affiliates;

        d. support any increase in the share capital of the TARGET or the issuance by the TARGET of additional shares to third parties; or

        e. support the grant of voting rights, or the sale or grant of an option to buy any of the Seller Shares or the Future Shares, if any, to any third party.

7.      ANNOUNCEMENT OF SUPPORT; FURTHER ASSURANCES.

        a. On the date on which BIDDER publishes its decision to launch the Tender Offer, SELLER will issue a press release, publicly announcing its support of the Tender Offer and its commitment to tender the Seller Shares and the Future Shares, if any, and, unless this Letter Agreement is terminated pursuant to Section 3(d), 4(c) or 9,

                SELLER will not make any public statement that conflicts with or is inconsistent with such statements. The Parties agree that the press release will be issued simultaneously with, or immediately after, a press release issued by the TARGET confirming the support of TARGET's management for the Tender Offer.

        b. Subject to any limitations arising under applicable law, SELLER, in its capacity as a shareholder of TARGET, will execute and deliver any additional documents, and take any other actions, that are necessary to carry out this Letter Agreement.

8. CONFIDENTIALITY. Except (i) for the press release described in Section 7, (ii) after the launch of the Tender Offer by BIDDER in accordance with the Takeover Act (i.e. publication of the Offer Document), or (iii) as required by applicable law, rule, regulation or order, in connection with the Tender Offer or otherwise, neither of the Parties shall, and each shall cause its respective subsidiaries, directors, officers, employees, advisors or affiliates not to, disclose to any person or entity the contents of this Letter Agreement, the existence of the discussions pursuant hereto, or any nonpublic information provided by the respective other Party to such Party in connection with this Letter Agreement (including, without limitation, the Offer Term Sheet and drafts of the Offer Document) ("CONFIDENTIAL INFORMATION"), other than to their respective directors, officers, employees and advisors, or the TARGET's directors, officers, employees and advisors, in each case on a need-to-know basis. If any Confidential Information relates to the U.S. federal income tax treatment or tax structure of the transactions contemplated by this Letter Agreement (the "TRANSACTIONS") then, notwithstanding anything herein to the contrary, the Parties (or any employee, representative or other agent of either of the Parties) may disclose to any and all persons the U.S. federal income tax treatment and tax structure of the Transactions and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such U.S. federal income tax treatment and tax structure; provided, however, that such disclosure may not be made (i) until the earliest of (x) the date of the public announcement of discussions relating to the Transactions, (y) the date of the public announcement of the Transactions and (z) the date of the execution of an agreement (with or without conditions) to enter into the Transactions and (ii) to the extent required to be kept confidential to comply with any applicable federal or state securities laws. For the avoidance of doubt, U.S. federal income tax treatment and tax structure shall not include (i) the identity of any current or future party (or any affiliate of such party) to the Transactions or (ii) any specific pricing information or other commercial terms, including the amount of any fees, expenses, rates or payments (or the amount of any deductions, credits or other tax items related to the foregoing) arising in connection with the Transactions.

9. TERMINATION. Unless terminated earlier in accordance with Section 3(d) or the provisions of Section 4(c), (i) SELLER may terminate this Letter Agreement if publication of the Offer Document pursuant to Section 14
        (2) of the Takeover Act has not occurred by February 28, 2004 and (ii) this Letter Agreement shall terminate automatically, without the requirement for service of notice, if the Tender Offer is not completed, i.e., settlement of the Tender Offer, by July 31, 2004. Upon such termination, this Letter Agreement shall become void and there shall be no liability or obligation on the part of either Party except with respect to Sections 8, 10, 11, 12 and 14 and this Section 9, which provisions shall survive such termination.

10. FEES AND EXPENSES. All expenses incurred in connection with the transactions contemplated herein shall be paid by the Party incurring such expenses.

11. COUNTERPARTS. This Letter Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. GOVERNING LAW. This Letter Agreement shall be governed by German law to the exclusion of its conflict of law provisions, and exclusive venue for any dispute related to this Letter Agreement shall be in the city of Frankfurt, Germany.

13. ASSIGNMENT. This Letter Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment of this Letter Agreement, or any rights or obligations hereunder of SELLER, may be made without the prior written consent of BIDDER. BIDDER may, subject to consent of SELLER which may not be unreasonably withheld or delayed, assign any or all of its rights and obligations hereunder, in whole or in part, to one or more designees affiliated with BIDDER, and no such assignment will relieve SELLER of any of its obligations under this Letter Agreement.

14. SEVERABILITY. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, that provision will be reformed as a valid provision to reflect as closely as possible the original provision giving maximum effect to the intent of the Parties, or if that cannot be done, will be severed from this Letter Agreement without affecting the validity or enforceability of the remaining provisions.

15. AMENDMENT; WAIVER. This Letter Agreement may be amended only by a written instrument signed by each of the parties hereto. Any provision of this Letter Agreement may be waived only by a written instrument signed by the party or parties to be bound thereby.

        If the foregoing correctly sets forth your understanding with respect to the matters described in this Letter Agreement, please indicate by executing a copy of this Letter Agreement as provided below and returning the same to the undersigned.


                                    BCP CRYSTAL ACQUISITION GMBH & CO. KG
                                    By: BCP MANAGEMENT GMBH


                                    By: /s/ Chinh Chu
                                        ----------------------------------
                                        Name: Chinh Chu
                                        Title: Managing Director



Accepted and agreed to
this 15th day of December, 2003


KUWAIT PETROLEUM CORPORATION



By: /s/ Seham Razzouqi
    --------------------------------
    Name: Seham Razzouqi
    Title: Managing Director-Finance,
           Admin. & Int'l Relations

                                                                       Exhibit 6


MORGAN STANLEY SENIOR FUNDING INC.                        DEUTSCHE BANK AG
       25 Cabot Square                                 CAYMAN ISLANDS BRANCH
        Canary Wharf                               DEUTSCHE BANK SECURITIES INC.
       London E14 4QA                                      60 Wall Street
                                                         New York, NY 10005



                                                               December 15, 2003


BCP Luxembourg Holdings S.a.r.l ("Parent")
8-10, rue Mathias Hardt
L-1717 Luxembourg


             Senior Secured Facilities and Senior Bridge A Facility
                                Commitment Letter

Ladies and Gentlemen:

Parent has advised Morgan Stanley (as defined below) (the "Global Coordinator") and Deutsche Bank (as defined below, and, together with Morgan Stanley, the "Joint Lead Arrangers", the "Initial Lenders" or "we" or "us") that it has formed an indirect wholly-owned subsidiary ("Bidco"), which intends, subject to certain conditions, to make an offer (the "Offer") to acquire all of the issued share capital of Crystal AG (the "Company") on the terms set out in Part I of Exhibit A hereto (the "Transaction Description"). In order to provide for the financing needs of the Company in the event that the Offer is accepted by at least 85% of the shareholders, Parent wishes to establish, and wishes to enable Crystal Americas Corporation ("CAC") and the Company to establish, the senior secured credit facilities described herein (the "Senior Secured Facilities") and the senior secured bridge facility described herein (the "Senior Bridge A Facility", and together with the Senior Secured Facilities, the "Facilities"), the proceeds of which would be used for the purposes described in Part II of the Transaction Description. Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in the Transaction Description or, as applicable, in the Exhibits to this letter agreement.

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A, B, C and D (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"), the Initial Lenders, severally and not jointly, agree to commit the amounts set forth below opposite such Initial Lenders' name:

-----------------------------------------------------------------------------------------------------
                                           REVOLVING           AGGREGATE SENIOR    AGGREGATE SENIOR
                        TERM FACILITY      FACILITY            SECURED             BRIDGE A
                        COMMITMENT:        COMMITMENT:         FACILITIES          FACILITY
                                                               COMMITMENT:         COMMITMENT:
-----------------------------------------------------------------------------------------------------
MORGAN STANLEY:         (euro)297          (euro)220           (euro)517           (euro)177.5
-----------------------------------------------------------------------------------------------------
DEUTSCHE BANK:          (euro)243          (euro)180           (euro)423           (euro)177.5
-----------------------------------------------------------------------------------------------------
TOTAL:                  (euro)540 million  (euro)400 million   (euro)940 million   (euro)355 million
-----------------------------------------------------------------------------------------------------

Notwithstanding the foregoing, the commitment of the Initial Lenders for the Term Facility shall be reduced by the amount (if any) by which the principal amount of debt, plus fees, interest, premiums and related costs and expenses to be refinanced with proceeds of the Term Facility and Senior Bridge A Facility is less than (euro)440 million.

For purposes of this Commitment Letter, "Morgan Stanley" shall mean Morgan Stanley Senior Funding, Inc. and/or any affiliate thereof, including Morgan Stanley Dean Witter Bank Limited, as Morgan Stanley shall determine to be appropriate to provide the services (including by providing and funding the commitment) contemplated herein, and "Deutsche Bank" shall mean Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc and/or any other affiliate thereof as Deutsche Bank shall determine appropriate to provide the services contemplated herein.

You have requested the Initial Lenders to arrange and underwrite bridge loan facilities of up to (euro)1,295,000,000 (the "Interim A Facilities" or "Interim Facilities") which will be borrowed by the entities which are to become borrowers under the Facilities on the date of the initial funding of the Transaction. The Interim Facilities are proposed to be refinanced by a funding under the Facilities and will be due and payable on the date which is 60 days after the drawing thereof.

It is the intention of the parties to fund the Interim Facilities in the event the operative documentation for the Facilities has not been completed and executed on the date of the closing of the Transaction, but subject to all other conditions precedent for drawings under the Facilities. Drawdowns and repayments under the Interim Facilities shall be made in accordance with, and shall be subject to the provisions of Appendix I.

It is acknowledged and agreed by the parties to this letter that it is the intention to document the Facilities as soon as practicable after the date of this letter with the intention that funding of the Facilities should take place pursuant to the final documentation therefore and not the Interim Facilities. However neither failure to document the Facilities adequately nor failure to satisfy related documentary conditions thereunder shall prejudice the drawdown of the Interim Facilities in accordance with the terms hereof.

Each of the Initial Lenders hereby agrees on a several basis to underwrite, in the proportions specified in the table above, the (euro)1,295,000,000 of the Interim Facilities.

You and we agree to negotiate and work in good faith towards the execution and delivery of customary definitive documentation with respect to the Facilities (prepared by counsel to the Initial Lenders and consistent with documentation for transactions with affiliates of Blackstone so long as and to the extent reasonably acceptable to the Initial Lenders), including credit agreements, security agreements and guarantees incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), as soon as practicable after the date of this Commitment Letter. You and we agree to commence negotiations of the Operative Documents as soon as practicable after the Announcement, the intent of the parties being to execute and deliver the Operative Documents prior to submission of the Offer Document to BAFin.

The terms and conditions of the Facilities will not be limited to those set forth herein. Those matters that are not covered by or made clear under the provisions hereof are subject to the approval and agreement of you and the Joint Lead Arrangers and will be contained in the Operative Documents for the Facilities.

Without prejudice to the provisions of Exhibits A and D to this Commitment Letter, which apply to all Advances or proposed Advances, the Initial Lenders or other Lenders shall not otherwise:

(a) have the right to cancel, rescind or terminate the Interim Facilities during the Certain Funds Period (as defined in Exhibit B); or

(b) make or enforce any claims they may have under this Commitment Letter if the effect of such claim or enforcement would prevent or limit the making or utilisation of the Advances during the Certain Funds Period; or

(c) otherwise exercise during the Certain Funds Period any right of set-off or similar right or remedy which it may have in relation to any of the Advances.

For the purposes of this paragraph and Appendix I, the term "Advances" shall include loans under the Interim Facilities.

1.   COMMITMENT TERMINATION

The Initial Lenders' commitments set forth in this Commitment Letter will terminate on the earlier of the date which is 180 days after the Publication Date of the Offer and the date the Operative Documents become effective.

2.   SYNDICATION

The Initial Lenders reserve the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the Initial Lenders' commitments hereunder to one or more other financial institutions reasonably acceptable to you and the Initial Lenders and that will become parties to the Operative Documents pursuant to syndications to be managed by the Joint Lead Arrangers in consultation with you (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). You understand that each of the Facilities will be separately syndicated, the Initial Lenders intend to commence both such syndication efforts promptly and they may elect to appoint, in consultation with you, one or more agents to assist in such syndication efforts.

Morgan Stanley will act as Global Coordinator, and Morgan Stanley and Deutsche Bank will act as Joint Lead Arrangers and Joint Book Runners with respect to the Facilities, and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

You shall take, and use reasonable efforts to ensure that each of CAC and the Company takes (in the case of CAC and the Company, to the extent consistent with its obligations under the Takeover Act, Stock Corporation Act and applicable law) all actions that the Joint Lead Arrangers may reasonably request to assist the Joint Lead Arrangers in forming a syndicate acceptable to the Joint Lead Arrangers and you. Your assistance in forming such syndicate shall include but not be limited to: (i) using your commercially reasonable best efforts to make senior management, representatives and advisors of Holdco, Bidco, CAC and the Company available to participate in informational meetings with potential Lenders at such times and places as the Joint Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication effort benefits from your, your shareholders', and each of CAC and the Company and its subsidiaries' existing lending relationships; (iii) assisting (including using your commercially reasonable efforts to cause your affiliates and advisors and reasonable efforts to ensure each of CAC and the Company and its subsidiaries and advisors to assist) in the preparation of a confidential information memorandum for each Facility and other marketing materials to be used in connection with the syndication; and (iv) promptly providing the Joint Lead Arrangers with all available information reasonably deemed necessary by it to successfully complete the syndication. You shall use, and use reasonable efforts to ensure that each of CAC and the Company uses all reasonable efforts to obtain ratings for the Senior Secured Facilities.

To ensure an orderly and effective syndication of each Facility, you agree that, until the termination of the syndication (as reasonably determined by the Joint Lead Arrangers), you will not syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security or commercial bank or other debt facility (including any renewals thereof), without the prior written consent of the Joint Lead Arrangers (such consent not to be unreasonably withheld or delayed). You agree that you will use reasonable efforts to coordinate with the Joint Lead Arrangers any offerings or syndications, or announcements of offerings or syndications, of debt or debt securities by it or any of its affiliates prior to the completion of the syndication of the Facilities.

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred (except as previously set forth in this Section 2), without the consent of the Joint Lead Arrangers, or except as otherwise agreed by the Joint Lead Arrangers prior to the date hereof. You agree that no Lender will receive any compensation of any kind for its participation in any Facility, except as expressly provided in the Fee Letter or in Exhibit A, B, C or D. Further, each party to this Commitment Letter agrees that the Initial Lenders may (in consultation with Bidco) provide copies of, or disclose the contents of, Exhibits A, B, C and D hereof to potential investors in connection with the syndication of the Facilities.

3.   FEES

In addition to the fees described in Exhibits B, C and D, you will pay (or cause to be paid) the non-refundable fees set forth in the letter agreement dated the date hereof (the "Fee Letter") among you and the Initial Lenders. The terms of the Fee Letter are an integral part of the Initial Lenders' commitment hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letter and Exhibits B, C and D shall be nonrefundable when paid, subject to rebates expressly provided for.

4.   INDEMNIFICATION

Each of you, jointly and severally, agree to indemnify and hold harmless the Initial Lenders and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter, the Transaction or the Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facilities, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person's gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you, or any of your securityholders or affiliates, creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to you, or any of your securityholders, affiliates, or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or willful misconduct. In no event, however shall any Indemnified Person be liable for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

5.   COSTS AND EXPENSES

You shall if the Offer is completed and borrowings are made under the Facilities, pay or reimburse the Initial Lenders on demand for all reasonable costs and expenses incurred by the Initial Lenders (whether incurred before or after the date hereof) in connection with the Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel. You further agree to pay all costs and expenses of the Initial Lenders (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

6.   CONFIDENTIALITY

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than Blackstone, CAC, the Company, your and CAC and the Company's officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, (i) you may file a copy of this Commitment Letter in any public record in which it is required by law to be filed, (ii) you may refer to the financing arrangements contemplated by this Commitment Letter in the Offer Document, to the extent required by the Takeover Act or BAFin to do so, and (iii) you may make such other public disclosures of the terms and conditions hereof as you are required by law or regulation to make.

Notwithstanding any other provision of this letter, you and the Initial Lenders hereby agree that you and the Initial Lenders (and each of your and their respective officers, directors, employees, accountants, attorneys and other advisors, agents and representatives) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

7.   REPRESENTATIONS AND WARRANTIES

You represent and warrant that (i) all information (other than financial projections), taken as a whole, that has been or will hereafter be made available to the Initial Lenders, any Lender or any potential Lender by or on behalf of you, CAC and the Company and its subsidiaries or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you, CAC and the Company and its subsidiaries or any of your representatives and made available to the Initial Lenders, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to the Initial Lenders. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Facilities including the syndication of the Facilities, the Initial Lenders will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you, CAC and the Company and its subsidiaries or any of your or its respective representatives without responsibility for independent verification thereof.

8.   NO THIRD PARTY RELIANCE; SHARING INFORMATION

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Facilities are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that the Initial Lenders or any of their affiliates (each of whom may rely on the provisions of this Section 8) may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your, CAC's, the Company's, Blackstone's or their respective affiliates' interests. Consistent with the Initial Lenders' policy to hold in confidence the affairs of their clients, such Initial Lenders will not furnish confidential information obtained from you or your affiliates, CAC, the Company or Blackstone to any of their other clients. Furthermore, no Initial Lenders will use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by such Initial Lenders from any other person.

9.   ASSIGNMENTS

You may not assign this Commitment Letter or any Initial Lender's commitment hereunder without such Initial Lender's prior written consent, and any attempted assignment without such consent shall be void.

10.  AMENDMENTS

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

11.  GOVERNING LAW, ETC.

This Commitment Letter shall be governed by, and construed in accordance with the laws of the State of New York, and the parties to this Commitment Letter submit to the jurisdiction of the New York state and federal courts sitting in New York in the borough of Manhattan. You agree to appoint CT Corp as your agent for service in connection with any proceedings in the courts of New York. This Commitment Letter, together with any other documentation of the same date, sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 2 through 8, 11 and 12 shall survive the termination or expiration of any Initial Lender's commitment hereunder, except that section 2 shall only so survive if the Closing Date occurs. You acknowledge that information and documents relating to the Facilities may be transmitted through Intralinks, the internet or similar electronic transmission systems.

12.      WAIVER OF JURY TRIAL

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Kevin Adeson, Managing Director, Morgan Stanley Senior Funding Inc., 25 Cabot Square, Canary Wharf, London E14 4QA (facsimile: +44-20-7677-3443), on behalf of the Initial Lenders, on or before 5:00 p.m. (London time) on the earlier of the day before the Announcement (as defined in Exhibit A) and December 19, 2003, the time at which the commitment of the Initial Lenders set forth above (if not so accepted prior thereto) will terminate.

This Commitment Letter amends, replaces and restates in its entirety the Crystal AG Commitment Letter dated December 6, 2003 from the Initial Lenders to the Company.

                            [Signature Pages Follow]

If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.


                                       Very truly yours,

                                       MORGAN STANLEY SENIOR FUNDING INC.


                                       By: /s/ Kevin M. Adeson
                                          --------------------------------------
                                          Name: Kevin M. Adeson
                                          Title: Managing Director

                                 DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH


                                   By: /s/ Albert Fischetti
                                      -----------------------------------------
                                      Name: Albert Fischetti
                                      Title: Director


                                   By: /s/ Ryan A. Zamin
                                      -----------------------------------------
                                      Name: Ryan A. Zamin
                                      Title: Managing Director



                                 DEUTSCHE BANK SECURITIES INC.



                                   By: /s/ David Flannery
                                      -----------------------------------------
                                      Name: David Flannery
                                      Title: Managing Director



                                   By: /s/ Thomas Cole
                                      -----------------------------------------
                                      Name: Thomas Cole
                                      Title: Managing Director

Accepted and agreed to as of the date first written above:


BCP LUXEMBOURG HOLDINGS S.A.R.L

By: /s/ Chinh Chu
   ------------------------------------
   Name: Chinh Chu
   Title: Authorized Person

                                                                       Exhibit 7


MORGAN STANLEY SENIOR FUNDING INC.                   DEUTSCHE BANK AG
         25 Cabot Square                          CAYMAN ISLANDS BRANCH
           Canary Wharf                       DEUTSCHE BANK SECURITIES INC.
          London E14 4QA                              60 Wall Street
                                                    New York, NY 10005




                                                               December 15, 2003


BCP Luxembourg Holdings S.a.r.l. ("Parent")
8-10, rue Mathias Hardt
L-1717 Luxembourg



                      Senior Subordinated Bridge B Facility
                                Commitment Letter

Ladies and Gentlemen:

Parent has advised Morgan Stanley (as defined below) (the "Global Coordinator") and Deutsche Bank (as defined below, and, together with Morgan Stanley, the "Joint Lead Arrangers", the "Initial Lenders" or "we" or "us") that it has formed an indirect wholly-owned subsidiary ("Bidco" or the "Borrower"), which intends, subject to certain conditions, to make an offer (the "Offer") to acquire all of the issued share capital of Crystal AG (the "Company") on the terms set out in Part I of Exhibit A hereto (the "Transaction Description"). Parent wishes to establish the senior subordinated secured bridge facility described herein (the "Senior Subordinated Bridge B Facility" or the "Facility"), the proceeds of which would be used for the purposes described in
Part II of the Transaction Description. Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in the Transaction Description or, as applicable, in the Exhibits to this letter agreement.

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A and B (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"), the Initial Lenders, severally and not jointly, agree to commit the amounts set forth below opposite such Initial Lender's name:

--------------------------------------------------------------------------------
                                     AGGREGATE SENIOR SUBORDINATED BRIDGE B
                                     FACILITY COMMITMENT:
--------------------------------------------------------------------------------
MORGAN STANLEY:                      (euro)360 million
--------------------------------------------------------------------------------
DEUTSCHE BANK:                       (euro)360 million
--------------------------------------------------------------------------------
TOTAL:                               (euro)720 million
--------------------------------------------------------------------------------

For purposes of this Commitment Letter, "Morgan Stanley" shall mean Morgan Stanley Senior Funding, Inc. and/or any affiliate thereof, including Morgan Stanley Dean Witter Bank Limited, as Morgan Stanley shall determine to be appropriate to provide the services contemplated herein, and "Deutsche Bank" shall mean Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc. and/or any affiliate thereof as Deutsche Bank shall determine appropriate to provide the services contemplated herein.

You have requested the Initial Lenders to arrange and underwrite a bridge loan facility of up to (euro)720,000,000 (the "Interim B Facility" or "Interim Facility") which will be borrowed by the entity which is to become a borrower under the Facility on the date of the initial funding of the Transaction. The Interim Facility is proposed to be refinanced by a funding under the Facility and will be due and payable on the date which is 60 days after the drawing thereof.

It is the intention of the parties to fund the Interim Facility in the event the operative documentation for the Facility has not been completed and executed on the date of the closing of the Transaction, but subject to all other conditions precedent for drawings under the Facility. Drawdowns and repayments under the Interim Facility shall be made in accordance with, and subject to the provisions described in Appendix I.

It is acknowledged and agreed by the parties to this letter that it is the intention to document the Facility as soon as practicable after the date of this letter with the intention that funding of the Facility should take place pursuant to the final documentation therefore and not the Interim Facility. However neither failure to document the Facility adequately nor failure to satisfy related documentary conditions thereunder shall prejudice the drawdown of the Interim Facility in accordance with the terms hereof.

Each of the Initial Lenders hereby agrees on a several basis to underwrite 50% of the (euro)720,000,000 of the Interim Facility.

You and we agree to negotiation and work in good faith towards the execution and delivery of customary definitive documentation with respect to the Senior Subordinated Bridge B Facility (prepared by counsel to the Initial Lenders and consistent with documentation for transactions with affiliates of Blackstone so long as and to the extent reasonably acceptable to the Initial Lenders), including credit agreements and security agreements incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), as soon as practicable after the date of this Commitment Letter. You and we agree to commence negotiations of the Operative Documents as soon as practicable after the Announcement, the intent of the parties being to execute and deliver the Operative Documents prior to submission of the Offer Document to BAFin.

The terms and conditions of the Facility will not be limited to those set forth herein. Those matters that are not covered by or made clear under the provisions hereof are subject to the approval and agreement of you and the Joint Lead Arrangers and will be contained in the Operative Documents for the Facility.

Without prejudice to the provisions of Exhibits A and D to this Commitment Letter, which apply to all Advances or proposed Advances, the Initial Lenders or other Lenders shall not otherwise:

(a) have the right to cancel, rescind or terminate the Interim Facilities during the Certain Funds Period (as defined in Exhibit B); or

(b) make or enforce any claims they may have under this Commitment Letter if the effect of such claim or enforcement would prevent or limit the making or utilisation of the Advances during the Certain Funds Period; or

(c) otherwise exercise during the Certain Funds Period any right of set-off or similar right or remedy which it may have in relation to any of the Advances.

For the purposes of this paragraph and Appendix I, the term "Advances" shall include loans under the Interim Facility.

1.   COMMITMENT TERMINATION

The Initial Lenders' commitments set forth in this Commitment Letter will terminate on the earlier of the date which is 180 days after the Publication Date of the Offer and the date the Operative Documents become effective.

2.   SYNDICATION

The Initial Lenders reserve the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the Initial Lenders' commitments hereunder to one or more other financial institutions reasonably acceptable to you and the Initial Lenders and that will become parties to the Operative Documents pursuant to syndications to be managed by the Joint Lead Arrangers in consultation with you (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). You understand that the Initial Lenders intend to commence such syndication efforts promptly and they may elect to appoint, in consultation with you, one or more agents to assist in such syndication efforts.

Morgan Stanley will act as Global Coordinator, and Morgan Stanley and Deutsche Bank will act as Joint Lead Arrangers and Joint Book Runners with respect to the Facility, and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

You shall take, and use reasonable efforts to ensure that each of CAC and the Company takes (in the case of CAC and the Company, to the extent consistent with its obligations under the Takeover Act, Stock Corporation Act and applicable law) all actions that the Joint Lead Arrangers may reasonably request to assist the Joint Lead Arrangers in forming a syndicate acceptable to the Joint Lead Arrangers and you. Your assistance in forming such syndicate shall include but not be limited to: (i) using your commercially reasonable efforts to make senior management, representatives and advisors of Holdco, Bidco, CAC and the Company available to participate in informational meetings with potential Lenders at such times and places as the Joint Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication effort benefits from your, your shareholders' and each of CAC and the Company and its subsidiaries' existing lending relationships; (iii) assisting (including using your commercially reasonable efforts to cause your affiliates and advisors and reasonable efforts to ensure each of CAC and the Company and its subsidiaries and advisors to assist) in the preparation of a confidential information memorandum for the Facility and other marketing materials to be used in connection with the syndication; and (iv) promptly providing the Joint Lead Arrangers with all available information reasonably deemed necessary by it to successfully complete the syndication. You shall use, and use reasonable efforts to ensure that the Company uses, all reasonable efforts to obtain ratings for the Senior Security Facilities.

To ensure an orderly and effective syndication of the Facility, you agree that, until the termination of the syndication (as reasonably determined by the Joint Lead Arrangers), you will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security or commercial bank or other debt facility (including any renewals thereof), without the prior written consent of the Joint Lead Arrangers such content not to be unreasonably withheld or delayed. You agree that you will use reasonable efforts to coordinate with the Joint Lead Arrangers any offerings or syndications, or announcements of offerings or syndications, of debt or debt securities by it or any of its affiliates prior to the completion of the syndication of the Facility.

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred (except as previously set forth in this Section 2), without the consent of the Joint Lead Arrangers, or except as otherwise agreed by the Joint Lead Arrangers prior to the date hereof. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided in the Fee Letter or in Exhibit A or B. Further, each party to this Commitment Letter agrees that the Initial

Lenders may (in consultation with you) provide copies of, or disclose the contents of, Exhibits A and B hereof to potential investors in connection with the syndication of the Facility.

3.   FEES

In addition to the fees described in Exhibit B, you will pay (or cause to be paid) the fees set forth in the letter agreement dated the date hereof (the "Fee Letter") among you and the Initial Lenders. The terms of the Fee Letter are an integral part of the Initial Lenders' commitment hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letter and Exhibit B shall be nonrefundable when paid, subject to rebates expressly provided for.

4.   INDEMNIFICATION

You agree to indemnify and hold harmless the Initial Lenders and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter, the Offer or the Operative Documents or the Transaction contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person's gross negligence or wilful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you, or any of your affiliates, securityholders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to you, or any of your affiliates, securityholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or wilful misconduct. In no event, however shall any Indemnified Person be liable for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

5.   COSTS AND EXPENSES

You shall if the Offer is completed and borrowings are made under the Senior Subordinated Bridge B Facility, pay or reimburse the Initial Lenders on demand for all reasonable costs and expenses incurred by the Initial Lenders (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel. You further agree to pay all costs and expenses of the Initial Lenders (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

6.   CONFIDENTIALITY

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than Blackstone, the Company, your and the Company's officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, (i) you may file a copy of this Commitment Letter in any public record in which it is required by law to be filed, (ii) you may refer to the financing arrangements contemplated by this Commitment Letter in the Offer Document, to the extent required by the Takeover Act or BAFin to do so, and (iii) you may make such other public disclosures of the terms and conditions hereof as you are required by law or regulation to make.

Notwithstanding any other provision of this letter, you and the Initial Lenders hereby agree that you and the Initial Lenders (and each of your and their respective officers, directors, employees, accountants, attorneys and other advisors, agents and representatives) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

7.   REPRESENTATIONS AND WARRANTIES

You represent and warrant that (i) all information (other than financial projections), taken as a whole, that has been or will hereafter be made available to the Initial Lenders, any Lender or any potential Lender by or on behalf of you or your subsidiaries or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you or your subsidiaries or any of your representatives and made available to the Initial Lenders, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to the Initial Lenders. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Facility including the syndication of the Facility, the Initial Lenders will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you, the Company and its subsidiaries or any of your or its respective representatives without responsibility for independent verification thereof.

8.   NO THIRD PARTY RELIANCE; SHARING INFORMATION

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that the Initial Lenders or any of their affiliates (each of whom may rely on the provisions of this Section 8) may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your, the Company's, Blackstone's or their respective affiliates' interests. Consistent with the Initial Lenders' policy to hold in confidence the affairs of their clients, such Initial Lenders will not furnish confidential information obtained from you or your affiliates, CAC, the Company or Blackstone to any of their other clients. Furthermore, no Initial Lenders will use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by such Initial Lenders from any other person.

9.   ASSIGNMENTS

You may not assign this Commitment Letter or any Initial Lender's commitment hereunder without such Initial Lender's prior written consent, and any attempted assignment without such consent shall be void.

10.  AMENDMENTS

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

11.  GOVERNING LAW, ETC.

This Commitment Letter shall be governed by, and construed in accordance with the laws of the State of New York, and the parties to this Commitment Letter submit to the jurisdiction of the New York State and federal courts sitting in the borough of Manhattan. You agree to appoint CT Corp as your agent for service in connection with any proceedings in the courts of New York. This Commitment Letter, together with any other documentation of the same date, sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 2 through 8, 11 and 12 shall survive the termination or expiration of any Initial Lender's commitment hereunder, except that Section 3 shall only so survive if the Closing Date occurs. You acknowledge that information and documents relating to the Facility may be transmitted through Intralinks, the internet or similar electronic transmission systems.

12.  WAIVER OF JURY TRIAL

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Kevin Adeson, Managing Director, Morgan Stanley Senior Funding Inc., 25 Cabot Square, Canary Wharf, London E14 4QA (facsimile: +44-20-7677-3443), on behalf of the Initial Lenders, on or before 5:00 p.m. (London time) on the earlier of the day before the Announcement and December 19, 2003, the time at which the commitment of the Initial Lenders set forth above (if not so accepted prior thereto) will terminate.

This Commitment Letter amends, replaces and restates in its entirety the Bidco Bridge Facility Commitment Letter dated December 6, 2003 from the Initial Lenders to Bidco.

                            [Signature Pages Follow]

If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.


                                              Very truly yours,

                                              MORGAN STANLEY SENIOR FUNDING INC.

                                              By: /s/ Kevin M. Adeson
                                                 -------------------------------
                                              Name: Kevin M. Adeson
                                              Title: Managing Director

                                          DEUTSCHE BANK SECURITIES INC.

                                          By: /s/ Albert Fischetti
                                             ----------------------------------
                                          Name: Albert Fischetti
                                          Title: Director



                                          By: /s/ Ryan A. Zamin
                                             ----------------------------------
                                          Name: Ryan A. Zamin
                                          Title: Managing Director




                                          By: /s/ Arnulf Schneider
                                             ----------------------------------
                                          Name: Arnulf Schneider
                                          Title: Director




                                          DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

                                          By: /s/ David Flannery
                                             ----------------------------------
                                          Name: David Flannery
                                          Title: Managing Director



                                          By: /s/ Thomas Cole
                                             ----------------------------------
                                          Name: Thomas Cole
                                          Title: Managing Director

Accepted and agreed to as of the date first written above:

BCP LUXEMBOURG HOLDINGS S.A.R.L.

By: /s/ Chinh Chu
   ----------------------------------
Name: Chinh Chu
Title: Authorized Person

                                                                       Exhibit 8


  MORGAN STANLEY DEAN WITTER BANK               DEUTSCHE BANK AG, LONDON BRANCH
              LIMITED                                  DEUTSCHE BANK AG
                                                     CAYMAN ISLANDS BRANCH
MORGAN STANLEY SENIOR FUNDING INC.                     Winchester House
          25 Cabot Square                          1 Great Winchester Street
           Canary Wharf                                 London EC2N 2DB
          London E14 4QA


                                                               December 15, 2003

BCP Luxembourg Holdings S.a.r.l ("Parent")
8-10, rue Mathias Hardt
L-1717 Luxembourg


                      Senior Subordinated Bridge C Facility
                                Commitment Letter

Ladies and Gentlemen:

Parent has advised Morgan Stanley (as defined below) (the "Global Coordinator") and Deutsche Bank (as defined below, and, together with Morgan Stanley, the "Joint Lead Arrangers", the "Initial Lenders" or "we" or "us") that a newly created subsidiary ("Bidco"), which intends, subject to certain conditions, to make an offer (the "Offer") to acquire all of the issued share capital of Crystal AG (the "Company") on the terms set out in Part I of Exhibit A hereto (the "Transaction Description"). Bidco is the indirect wholly owned subsidiary of a newly created holding company ("Holdco" or "Borrower") which is controlled by Blackstone. Parent wishes to establish the senior subordinated unsecured bridge facility described herein (the "Senior Subordinated Bridge C Facility") or the "Facility", the proceeds of which would be used for the purposes described in Part II of the Transaction Description. Capitalized terms used in this letter agreement but not defined herein shall have the meanings given to them in the Transaction Description or, as applicable, in the Exhibits to this letter agreement.

Subject to the terms and conditions described in this letter agreement and the attached Exhibits A, B and C (collectively, and together with the Fee Letter referred to below, this "Commitment Letter"), the Initial Lenders, severally and not jointly, agree to commit the amounts set forth below opposite such Initial Lender's name:

--------------------------------------------------------------------------------
                                         AGGREGATE SENIOR SUBORDINATED BRIDGE C
                                         FACILITY COMMITMENT:
--------------------------------------------------------------------------------
Morgan Stanley:                          (euro)282.5 million
--------------------------------------------------------------------------------
Deutsche Bank:                           (euro)282.5 million
--------------------------------------------------------------------------------
Total:                                   (euro)565 million
--------------------------------------------------------------------------------

For the purposes of this Commitment Letter, "Morgan Stanley" shall mean Morgan Stanley Dean Witter Bank Limited and/or any affiliate thereof, including Morgan Stanley Senior Funding Inc., as Morgan Stanley shall determine to be appropriate to provide the services (including by providing and funding the commitment) contemplated herein (provided that the commitment of Morgan Stanley Dean Witter Bank Limited shall equal the total drawn outstandings of Morgan Stanley under the Facility and the Commitments of Morgan Stanley Senior Funding Inc. shall equal the total undrawn commitments of Morgan Stanley under this Commitment Letter and the Senior Subordinated Bridge C Facility), and "Deutsche Bank" shall mean Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. and/or any other affiliate thereof as Deutsche Bank shall determine appropriate to provide the services contemplated herein.

You have requested the Initial Lenders to arrange and underwrite a bridge loan facility of up to (euro)565,000,000 (the "Interim C Facility" or "Interim Facility") which will be borrowed by the entity which is to become a borrower under the Facility on the date of the initial funding of the Transaction. The Interim Facility is proposed to be refinanced by a funding under the Facility and will be due and payable on the date which is 60 days after the drawing thereof.

It is the intention of the parties to fund the Interim Facility in the event the operative documentation for the Facility has not been completed and executed on the date of the closing of the Transaction, but subject to all other conditions precedent for drawings under the Facility. Drawdowns and repayments under the Interim Facility shall be made in accordance with, and subject to the provisions described in Appendix I.

It is acknowledged and agreed by the parties to this letter that it is the intention to document the Facility as soon as practicable after the date of this letter with the intention that funding of the Facility should take place pursuant to the final documentation therefore and not the Interim Facility. However neither failure to document the Facility adequately nor failure to satisfy related documentary conditions thereunder shall prejudice the drawdown of the Interim Facility in accordance with the terms hereof.

Each of the Initial Lenders hereby agrees on a several basis to underwrite 50% of the (euro)565,000,000 of the Interim Facility.

You and we agree to negotiate and work in good faith towards the execution and delivery of customary definitive documentation with respect to the Senior Subordinated Bridge C Facility (prepared by counsel to the Initial Lenders and consistent with documentation for transactions with affiliates of Blackstone so long as and to the extent reasonably acceptable to the Initial Lenders), including credit agreements and security agreements incorporating substantially the terms and conditions outlined in this Commitment Letter (the "Operative Documents"), as soon as practicable after the date of this Commitment Letter. You and we agree to commence negotiations of the Operative Documents as soon as practicable after the Announcement, the intent of the parties being to execute and deliver the Operative Documents prior to submission of the Offer Document to BAFin.

The terms and conditions of the Facility will not be limited to those set forth herein. Those matters that are not covered by or made clear under the provisions hereof are subject to the approval and agreement of you and the Joint Lead Arrangers and will be contained in the Operative Documents for the Facility.

Without prejudice to the provisions of Exhibits A and D to this Commitment Letter, which applied to all Advances or proposed Advances, the Initial Lenders or other Lenders shall not otherwise:

(a) have the right to cancel, rescind or terminate the Interim Facility during the Certain Funds Period (as defined in Exhibit B); or

(b) make or enforce any claims they may have under this Commitment Letter if the effect of such claim or enforcement would prevent or limit the making or utilisation of the Advances during the Certain Funds Period; or

(c) otherwise exercise during the Certain Funds Period any right of set-off or similar right or remedy which it may have in relation to any of the Advances.

For the purposes of this paragraph and Appendix I, the term "Advances" shall include loans under the Interim Facility.

1.   COMMITMENT TERMINATION

The Initial Lenders' commitments set forth in this Commitment Letter will terminate on the earlier of the date which is 180 days after the Publication Date of the Offer and the date the Operative Documents become effective.

2.   SYNDICATION

The Initial Lenders reserve the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the Initial Lenders' commitments hereunder to one or more other financial institutions reasonably acceptable to you and the Initial Lenders and that will become parties to the Operative Documents pursuant to syndications to be managed by the Joint Lead Arrangers in consultation with you (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the "Lenders"). You understand that the Initial Lenders intend to commence such syndication efforts promptly and they may elect to appoint, in consultation with you, one or more agents to assist in such syndication efforts.

Morgan Stanley will act as Global Coordinator, and Morgan Stanley and Deutsche Bank will act as Joint Lead Arrangers and Joint Book Runners with respect to the Facility, and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the determination of all amounts offered to potential Lenders, the selection of Lenders, the allocation of commitments among the Lenders, the assignment of any titles and the compensation to be provided to the Lenders.

You shall take, and use reasonable efforts to ensure that each of CAC and the Company takes (in the case of CAC and the Company, to the extent consistent with its obligations under the Takeover Act, Stock Corporation Act and applicable law) all actions that the Joint Lead Arrangers may reasonably request to assist the Joint Lead Arrangers in forming a syndicate acceptable to the Joint Lead Arrangers and you. Your assistance in forming such syndicate shall include but not be limited to: (i) using your commercially reasonable efforts to make senior management, representatives and advisors of Bidco and the Company available to participate in informational meetings with potential Lenders at such times and places as the Joint Lead Arrangers may reasonably request; (ii) using your commercially reasonable efforts to ensure that the syndication effort benefits from your, your shareholders' and each of CAC and the Company and its subsidiaries' existing lending relationships; (iii) assisting (including using your commercially reasonable efforts to cause your affiliates and advisors and reasonable efforts to ensure each of CAC and the Company and its subsidiaries and advisors to assist) in the preparation of a confidential information memorandum for the Facility and other marketing materials to be used in connection with the syndication; and (iv) promptly providing the Joint Lead Arrangers with all available information reasonably deemed necessary by it to successfully complete the syndication. You shall use, and use reasonable efforts to ensure that the Company uses, all reasonable efforts to obtain ratings for the Senior Secured Facilities.

To ensure an orderly and effective syndication of the Facility, you agree that, until the termination of the syndication (as reasonably determined by the Joint Lead Arrangers), you will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt security or commercial bank or other debt facility (including any renewals thereof), without the prior written consent of the Joint Lead Arrangers, such consent not to be unreasonably withheld or delayed. You agree that you will use reasonable efforts to coordinate with the Joint Lead Arrangers any offerings or syndications, or announcements of offerings or syndications, of debt or debt securities by it or any of its affiliates prior to the completion of the syndication of the Facility.

You agree that no additional agents, co-agents or lead arrangers will be appointed, or other titles conferred (except as previously set forth in this Section 2), without the consent of the Joint Lead Arrangers (such consent not to be unreasonably withheld or delayed), or except as otherwise agreed by the Joint Lead Arrangers prior to the date hereof. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided in the Fee Letter or in Exhibits A, B or
C. Further, each party to this Commitment Letter agrees that the Initial Lenders (in consultation with Bidco) may provide copies of, or disclose the contents of, Exhibits A, B and C hereof to potential investors in connection with the syndication of the Facility.

3.   FEES

In addition to the fees described in Exhibits B and C, you will pay (or cause to be paid) the fees set forth in the letter agreement dated the date hereof (the "Fee Letter") among you and the Initial Lenders. The terms of the Fee Letter are an integral part of the Initial Lenders' commitment hereunder and constitute part of this Commitment Letter for all purposes hereof. Each of the fees described in the Fee Letter and Exhibits B and C shall be nonrefundable when paid, subject to rebates expressly provided for.

4.   INDEMNIFICATION

You agree to indemnify and hold harmless the Initial Lenders and each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of any defense in connection therewith) in each case arising out of or in connection with or relating to this Commitment Letter or the Operative Documents or the Transaction contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person's gross negligence or wilful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective, whether or not such investigation, litigation or proceeding is brought by you or any of your or the affiliates, securityholders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to you or any of your affiliates, securityholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or wilful misconduct. In no event, however shall any Indemnified Person be liable for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

5.   COSTS AND EXPENSES

You shall, if the Offer is completed and borrowings are made under the Facilities, pay or reimburse the Initial Lenders on demand for all reasonable costs and expenses incurred by the Initial Lenders (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, the Operative Documents and any security arrangements in connection therewith, including, without limitation, the reasonable fees and disbursements of counsel. You further agree to pay all costs and expenses of the Initial Lenders (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

6.   CONFIDENTIALITY

By accepting delivery of this Commitment Letter, you agree that this Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than Blackstone, the Company, your and the Company's officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby. Notwithstanding the foregoing, (i) you may file a copy of this Commitment Letter in any public record in which it is required by law to be filed, (ii) you may refer to the financing arrangements contemplated by this Commitment Letter in the Offer Document, to the extent required by the Takeover Act or BAFin to do so, and (iii) you may make such other public disclosures of the terms and conditions hereof as you are required by law or regulation to make.

Notwithstanding any other provision of this letter, you and the Initial Lenders hereby agree that you and the Initial Lenders (and each of your and their respective officers, directors, employees, accountants, attorneys and other advisors, agents and representatives) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

7.   CLASSIFICATION

The Initial Lenders will treat you, the Company and your respective affiliates for the purposes of their engagement hereunder as intermediate customers within the meaning of and for the purposes of the Financial Services Authority Handbook of Rules and Guidance (the "Handbook"). In addition, you agree that they will at any time at the Initial Lenders' request in connection with the requirements set out in the Handbook, provide the Initial Lenders within a reasonable period after such request with documentation evidencing the existence, ownership and control of any obligors under any financing documentation in relation to the Financing.

8.   REPRESENTATIONS AND WARRANTIES

You represent and warrant that (i) all information (other than financial projections), taken as a whole, that has been or will hereafter be made available to the Initial Lenders, any Lender or any potential Lender by or on behalf of you or your subsidiaries or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by or on behalf of you, or your subsidiaries or any of your representatives and made available to the Initial Lenders, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to the Initial Lenders. If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly supplement the information and the financial projections so that such representations and warranties will be correct under those circumstances.

In issuing this Commitment Letter and in arranging the Facility including the syndication of the Facility, the Initial Lenders will be entitled to use, and to rely on the accuracy of, the information furnished to them by or on behalf of you, the Company and its subsidiaries or any of your or its respective representatives without responsibility for independent verification thereof.

9.   NO THIRD PARTY RELIANCE; SHARING INFORMATION

The agreements of the Initial Lenders hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be relied upon or enforced by any other person. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

You acknowledge that the Initial Lenders or any of their affiliates (each of whom may rely on the provisions of this Section 9) may provide debt financing, equity capital or other services (including financial advisory services) to parties whose interests regarding the transactions described herein or otherwise may conflict with your, the Company's, Blackstone's or their respective affiliates' interests. Consistent with the Initial Lenders' policy to hold in confidence the affairs of their clients, such Initial Lenders will not furnish confidential information obtained from you or your affiliates, CAC, the Company or Blackstone to any of their other clients. Furthermore, no Initial Lenders will use in connection with the transactions contemplated hereby, or furnish to you, confidential information obtained by such Initial Lenders from any other person.

10.  ASSIGNMENTS

You may not assign this Commitment Letter or any Initial Lender's commitment hereunder without such Initial Lender's prior written consent, and any attempted assignment without such consent shall be void.

11.  AMENDMENTS

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

12.  GOVERNING LAW, ETC.

This Commitment Letter shall be governed by, and construed in accordance with the laws of the England and Wales, and the parties to this Commitment Letter submit to the jurisdiction of the courts of the England and Wales. You agree to appoint Law Debenture as your agent for service in connection with any proceedings in the courts of England and Wales. This Commitment Letter, together with any other documentation of the same date, sets forth the entire agreement among the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of a manually executed counterpart of this Commitment Letter. Sections 2 through 9, 12 and 13 shall survive the termination or expiration of any Initial Lender's commitment hereunder, except that Section 2 shall only so survive if the Closing Date occurs. You acknowledge that information and documents relating to the Facility may be transmitted through Intralinks, the internet or similar electronic transmission systems.

13.  WAIVER OF JURY TRIAL

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to Kevin Adeson, Managing Director, Morgan Stanley Senior Funding Inc., 25 Cabot Square, Canary Wharf, London E14 4QA (facsimile: +44-20-7677-3443), on behalf of the Initial Lenders, on or before 5:00 p.m. (London time) on the earlier of the day before the Announcement and December 19, 2003, the time at which the commitment of the Initial Lenders set forth above (if not so accepted prior thereto) will terminate.

This Commitment Letter amends, replaces and restates in its entirety the Holdco Commitment Letter dated December 6, 2003 from the Initial Lenders to Holdco.

                            [Signature Pages Follow]

If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

                                         Very truly yours,





                                         MORGAN STANLEY SENIOR FUNDING INC.

                                         By: /s/ Kevin M. Adeson
                                            ------------------------------------
                                         Name: Kevin M. Adeson
                                         Title: Managing Director



                                         DEUTSCHE BANK AG, LONDON BRANCH

                                         By: /s/ Brian Bassett
                                            ------------------------------------
                                         Name: Brian Bassett
                                         Title: Managing Director


                                        By: /s/ Arnulf Schneider
                                           -------------------------------------
                                        Name: Arnulf Schneider
                                        Title: Director



                                         DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH

                                         By: /s/ Albert Fischetti
                                            ------------------------------------
                                         Name: Albert Fischetti
                                         Title: Director



                                         By: /s/ Ryan A. Zamin
                                            ------------------------------------
                                         Name: Ryan A. Zamin
                                         Title: Managing Director

                                         MORGAN STANLEY DEAN WITTER BANK LIMITED

                                         By: /s/ Mathias Blumschein
                                            ------------------------------------
                                         Name: Mathias Blumschein
                                         Title: Executive Director

Accepted and agreed to as of the date first written above:



BCP LUXEMBOURG HOLDINGS S.A.R.L.

By: /s/ David Blitzer
   ------------------------------------
Name: David Blitzer
Title: Attorney-in-fact